Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

RLJ ENTERTAINMENT, INC.,

AMC NETWORKS INC.
(solely for the purposes of Section 10.7 hereof),

DIGITAL ENTERTAINMENT HOLDINGS LLC

and

RIVER MERGER SUB INC.

Dated as of July 29, 2018

Page

Article I

Definitions; Interpretation and Construction

1.1.	Definitions.2
1.2.	Other Terms.17
1.3.	Interpretation and Construction.17

Article II

The Merger; Closing; Effective Time

2.1.	The Merger.19
2.2.	Closing.19
2.3.	Effective Time.19

Article III

Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

3.1.	Articles of Incorporation of the Surviving Corporation.19
3.2.	The Bylaws of the Surviving Corporation.20
3.3.	Directors and Officers of the Surviving Corporation.20

Article IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect of the Merger on Capital Stock.20
4.2.	Exchange of Certificates and Delivery of Merger Consideration.21
4.3.	Treatment of Equity Awards.25
4.4.	Adjustments to Prevent Dilution27

Article V

Representations and Warranties of the Company

5.1.	Organization, Good Standing and Qualification28
5.2.	Subsidiaries28
5.3.	Capital Structure.29
5.4.	Corporate Authority; Approval and Fairness Opinion.30
5.5.	Governmental Filings; No Violations; Certain Contracts.31
5.6.	Compliance with Laws; Licenses.32
5.7.	Company Reports.33

(Continued)

Page

5.8.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting.33
5.9.	Financial Statements; No Undisclosed Liabilities; “Off-Balance Sheet Arrangements”; Books and Records.34
5.10.	Litigation.35
5.11.	Absence of Certain Changes36
5.12.	Company Material Contracts.36
5.13.	Subscribers38
5.14.	Employee Benefits.38
5.15.	Labor Matters.40
5.16.	Environmental Matters41
5.17.	Tax Matters.41
5.18.	Real Property.43
5.19.	Title to Tangible Property.43
5.20.	Intellectual Property.44
5.21.	Insurance47
5.22.	Takeover Statutes47
5.23.	Brokers and Finders47
5.24.	No Other Representations or Warranties; Non-Reliance48

Article VI

Representations and Warranties of Parent and Merger Sub

6.1.	Organization, Good Standing and Qualification48
6.2.	Corporate Authority.49
6.3.	Governmental Filings; No Violations.49
6.4.	Compliance with Laws49
6.5.	Litigation.49
6.6.	Absence of Certain Changes50
6.7.	Available Funds50
6.8.	Brokers and Finders50
6.9.	No Other Representations or Warranties; Non-Reliance50

Article VII

Covenants

7.1.	Interim Operations.51
7.2.	Acquisition Proposals; Change of Recommendation.55
7.3.	Company Stockholders Meeting.60
7.4.	Parent Vote.62

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(Continued)

Page

7.5.	Approval of Sole Stockholder of Merger Sub.62
7.6.	Disclosure Documents; Other Regulatory Matters.62
7.7.	Status and Notifications.65
7.8.	Third-Party Consents and Encumbrance Terminations65
7.9.	Information and Access.66
7.10.	Delisting and Deregistration67
7.11.	Publicity67
7.12.	Employee Benefits.67
7.13.	Indemnification; Directors’ and Officers’ Insurance68
7.14.	Financing Matters71
7.15.	Takeover Statutes71
7.16.	Section 16 Matters72
7.17.	Transaction Litigation72
7.18.	Investment Agreement72
7.19.	Transfer of Securities Beneficially Owned by Johnson Entities72

Article VIII

Conditions

8.1.	Conditions to Each Party’s Obligation to Effect the Merger73
8.2.	Conditions to Obligations of Parent and Merger Sub73
8.3.	Conditions to Obligation of the Company.74

Article IX

Termination

9.1.	Termination by Mutual Written Consent75
9.2.	Termination by Either Parent or the Company75
9.3.	Termination by the Company75
9.4.	Termination by Parent76
9.5.	Effect of Termination and Abandonment76

Article X

Miscellaneous and General

10.1.	Survival78
10.2.	Notices78
10.3.	Expenses80
10.4.	Modification or Amendment; Waiver80

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(Continued)

Page

10.5.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury80
10.6.	Specific Performance.81
10.7.	Payment Guarantee by and Representations of Ultimate Parent.82
10.8.	Third-Party Beneficiaries83
10.9.	Non-Recourse83
10.10.	Successors and Assigns84
10.11.	Entire Agreement.84
10.12.	Severability84
10.13.	Counterparts; Effectiveness85

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EXHIBITS

EXHIBITS

Exhibit A	Form of Amended and Restated Articles of Incorporation of the Surviving Corporation
Exhibit B	Form of Amended and Restated Bylaws of the Surviving Corporation

SCHEDULES

Company Disclosure Letter

Parent Disclosure Letter

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 29, 2018, is entered into by and among RLJ Entertainment, Inc., a Nevada corporation (the “Company”), AMC Networks Inc., a Delaware corporation (“Ultimate Parent”), Digital Entertainment Holdings LLC, a Delaware limited liability company and Wholly Owned Subsidiary of Ultimate Parent (“Parent”), and River Merger Sub Inc., a Nevada corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company, Ultimate Parent and Parent, the “Parties” and each, a “Party”).  Ultimate Parent is made a Party to this Agreement solely for purposes of Section 10.7 hereof.

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the NRS;

WHEREAS, pursuant to resolutions of the Company Board heretofore adopted and currently in effect, the Company Board has granted the Special Committee the full power and authority of the Company Board under NRS 78.125(1) with respect to the Merger and any alternative transaction among the Company, Ultimate Parent, Parent and Merger Sub;

WHEREAS, the Special Committee has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Unaffiliated RLJE Stockholders, (b) adopted, pursuant to NRS 92A.120, this Agreement and the transactions contemplated by this Agreement, (c) directed that this Agreement be submitted for approval by a vote of the holders of Shares at the Company Stockholders’ Meeting, and (d) recommended that the holders of Shares affirmatively vote to approve this Agreement;

WHEREAS, the sole member of Parent has (a) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent, and (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously (a) adopted, pursuant to NRS 92A.120, this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), and (c) recommended that Parent (as Merger Sub’s sole stockholder) approve this Agreement; and

WHEREAS, Parent intends to exercise the AMC Warrants, in full, prior to the record date for holders of Common Stock entitled to notice of and to vote in respect of this Agreement and the Merger at the Company Stockholders Meeting, upon which conversion, Ultimate Parent shall become the owner of a majority of the outstanding voting power of the then-outstanding Common Stock;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Ultimate Parent’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company and the Johnson Entities, as beneficial owners of (i) Shares representing, in the aggregate, 43.7 percent of the issued and outstanding Shares as of the date of this Agreement and (ii) 2015 Warrants, are entering into a Voting and Transaction Support agreement with Parent (the “Voting Agreement”), pursuant to which such Persons have agreed to, among other things, vote the Shares beneficially owned by each of them in favor of the approval of this Agreement as more particularly set forth therein;

WHEREAS, immediately prior to the Closing, the Johnson Entities will contribute all of the Shares and 2015 Warrants beneficially owned by them to Parent; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

Definitions; Interpretation and Construction

1.1.Definitions.

For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have meanings set forth in this Section 1.1:

“2015 Warrant Consideration” has the meaning set forth in Section 4.1(c).

“2015 Warrants” means the warrants to purchase Shares with an initial exercise date of May 20, 2015.

“Acquisition Proposal” means any (a) proposal, offer, inquiry or indication of interest (other than one made or submitted to the Company by Ultimate Parent, Parent or Merger Sub) relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) acquisition by any Person or “group” (as defined in Section 13 of the Exchange Act), other than Ultimate Parent, Parent or Merger Sub, resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act), other than Ultimate Parent, Parent or Merger Sub, becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power of the then-outstanding equity securities of the Company or any of its Subsidiaries, or 25% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise); provided, that (i) with respect to Parent, the term “Affiliate” means only Ultimate Parent and its Subsidiaries (and, for the avoidance of doubt, does not include the Company or its Subsidiaries or any other Persons that are not controlled by Ultimate Parent) and (ii) with respect to the Company, the term “Affiliate” includes (among other Persons) Agatha Christie Limited and Agatha Christie Productions Limited, but does not include Ultimate Parent or its Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than a Permitted Confidentiality Agreement) relating to any Acquisition Proposal.

“AMC Transaction Documents” means (i) the Investment Agreement; (ii) the Voting Agreement, dated as of August 19, 2016, by and among the Company, Parent and certain stockholders of the Company; (iii) the Registration Rights Agreement, dated as of October 14, 2016, by and between the Company and Parent; (iv) the Stockholders’ Agreement, dated as of October 14, 2016, by and among the Company, Parent and certain stockholders of the Company; (v) the Credit Agreement; and (vi) the Waiver Agreements, dated as of August 19, 2016, by and among the Company and certain holders of securities of the Company.

“AMC Warrants” means the Class A, Class B and Class C warrants held by Parent to purchase Shares with an initial exercise date of October 14, 2016.

“Applicable Date” means December 31, 2017.

“Articles of Merger” means the articles of merger pursuant to NRS 92A.200 relating to the Merger to be filed at or prior to the Effective Time with the Nevada Secretary of State.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.4(a).

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares or Eligible Preferred Shares.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in Las Vegas, Nevada or New York, New York are required or authorized by Law to close, or (b) for purposes of determining the Closing Date only, the Nevada Secretary of State is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 3.2.

“Certificate” means each certificate formerly representing any of the Eligible Shares or Eligible Preferred Shares.

“Change of Recommendation” means any of the actions set forth in clauses (A) through (E) of Section 7.2(d)(i).

“Charter” has the meaning set forth in Section 3.1.

“Chosen Courts” means the state and federal courts sitting in Clark County, Nevada.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the common stock, par value $0.001 per share, of the Company and any other class of securities into which such stock may hereafter be reclassified or changed.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the RLJ Entertainment 401(k) Plan, effective October 3, 2012.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by, the Company or any of its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company.

“Company Cash” has the meaning set forth in Section 4.2(a)(i).

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Employee” means any current or former employee (whether full- or part-time and, including any officer), director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, Company Restricted Shares, Company RSUs and Company PSUs.

“Company Intellectual Property Contract” has the meaning set forth in Section 5.20(i).

“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries, or purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries, including all rights in and to the Company Programs.

“Company Material Contract” has the meaning set forth in Section 5.12(a)(xx).

“Company Option” means any outstanding option to purchase Shares granted under the Incentive Plan.

“Company Programs” means any and all Programs to which the Company or any of its Subsidiaries owns or controls any right, title and interest.

“Company PSU” means any outstanding performance stock unit granted under the Incentive Plan.

“Company Recommendation” has the meaning set forth in Section 5.4(b).

“Company Reports” means the forms, statements, certifications, reports and documents required to be filed with or furnished by the Company to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (other than any documents filed by the Company with the SEC on a voluntary basis by means of a Current Report on Form 8-K and other than the Schedule 13E-3 and the Proxy Statement; such excepted filings being referred to collectively as the “Excluded Filings”), including financial statement notes, exhibits and schedules thereto and all other information incorporated by reference therein and any amendments and supplements thereto and those forms, statements, certifications, reports and documents filed with or furnished to the SEC by the Company subsequent to the date of this Agreement (other than the Excluded Filings), including financial statement notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company Restricted Share” means any outstanding restricted stock award granted under the Incentive Plan.

“Company RSU” means any outstanding restricted stock unit granted under the Incentive Plan.

“Company Stockholders Meeting” means the special meeting of stockholders of the Company to be held for the purpose of submitting this Agreement to the holders of record of the Common Stock for their consideration and approval.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of October 14, 2016, by and between Rainbow Media Holdings LLC, an Affiliate of

Ultimate Parent, and the Company, as amended by the Letter Agreement, dated as of April 13, 2018, and as supplemented by the Clean Team Non-Disclosure Agreement, dated as of April 13, 2018, by and between Ultimate Parent and the Company, as amended by Amendment No. 1 to Exhibit A to the Clean Team Non-Disclosure Agreement, dated as of June 8, 2018.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or its Subsidiaries.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Contribution Agreement” means the Contribution Agreement, dated as of July 29, 2018, between the Johnson Entities and Parent.

“Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Conversion Amount” means, with respect to each share of Preferred Stock, as of the applicable date of determination, the sum of (1) the Stated Value plus (2) all accrued and unpaid dividends on such share, whether or not declared (other than Capitalized Dividends, as defined in the certificate of designation for such share) and any accrued and unpaid Late Charge (as defined in the certificate of designation for such share).

“Converted Option Award” has the meaning set forth in Section 4.3(a)(ii).

“Converted PSU Award” has the meaning set forth in Section 4.3(d)(ii).

“Converted RSU Award” has the meaning set forth in Section 4.3(c)(ii).

“Credit Agreement” means the Credit and Guaranty Agreement, dated as of October 14, 2016, by and among the Company, certain subsidiaries of the Company as Guarantors and Parent, as amended by the First Amendment thereto, dated as of January 30, 2017, and the Second Amendment thereto, dated as of June 16, 2017.

“D&O Insurance” has the meaning set forth in Section 7.13(b).

“Delisting Period” has the meaning set forth in Section 7.10.

“Dissenting Share” means each share of Preferred Stock owned by a Dissenting Stockholder as to which the Dissenting Stockholder has duly demanded and perfected, and has not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to NRS 92A.300 through NRS 92A.500.

“Dissenting Stockholder” means a holder of Dissenting Shares who has duly demanded and perfected, and has not withdrawn or otherwise waived or lost, dissenter’s rights pursuant to NRS 92A.300 through NRS 92A.500.

“DTC” means The Depositary Trust Company.

“Effective Time” means the date and time when the Articles of Merger have been duly filed with and accepted by the Nevada Secretary of State, or such later date and time as may be agreed by the Parties in writing and specified in the Articles of Merger in accordance with the NRS.

“Eligible 2015 Warrants” means each 2015 Warrant issued and outstanding immediately prior to the Effective Time other than 2015 Warrants owned by Ultimate Parent, Parent, Merger Sub or any other Affiliate of Parent.

“Eligible Preferred Share” means each share of Preferred Stock issued and outstanding immediately prior to the Effective Time other than Dissenting Shares and shares of Preferred Stock owned by Ultimate Parent, Parent, Merger Sub or any other Affiliate of Parent.

“Eligible Shares” has the meaning set forth in Section 4.1(a).

“Encumber” has the meaning set forth in the definition of “Encumbrance.”

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (and any action of correlative meaning, to “Encumber”).

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of the Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a)(ii).

“Excluded Disclosure” has the meaning set forth in Article V.

“Excluded Shares” means, collectively, (a) the Shares (including Shares underlying the Preferred Stock, 2015 Warrants and AMC Warrants) owned by Ultimate Parent, Parent, Merger Sub or any other Affiliate of Parent, and (b) any Shares directly or indirectly owned by the Company or any controlled Affiliate of the Company, in each case not held on behalf of third parties.

“Exploit” means, with respect to any Program, to release, copy, reproduce and distribute, perform, display, exhibit, broadcast or telecast or otherwise commercially exploit.  The meaning of the term “Exploitation” shall be correlative to the foregoing.

“Export and Sanctions Regulations” means all applicable sanctions and export control Laws in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, as applicable, as of the time of the relevant financial statements referred to herein.

“GDPR” means the European Union General Data Protection Regulation (Regulation (EU) 2016/679) and all applicable Laws promulgated thereunder or with respect to the implementation thereof.

“Government Official” means any official or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity.

“Governmental Approvals” has the meaning set forth in Section 5.5(a).

“Governmental Entity” means any U.S., non-U.S., or supranational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality, or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case of competent jurisdiction.

“Hazardous Substance” means any substance that (a) is listed, designated, classified or regulated pursuant to any Environmental Law; (b) is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Incentive Plan” means the Company’s 2012 Incentive Compensation Plan, as amended.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, (d) pursuant to securitization or factoring programs or arrangements, (e) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others, (f) net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) letters of credit, performance bonds, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person, (h) all obligations under conditional sale or other title retention agreements relating to property or assets or (i) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (h) of this definition (other than solely between or among any of Ultimate Parent and its Wholly Owned Subsidiaries or solely between or among the Company and its Wholly Owned Subsidiaries), in each case including all interest, penalties and other payments due with respect thereto.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time) director or officer of the Company or any of its Subsidiaries, in each case, when acting in such capacity.

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries liability policies and other liability insurance policies, including any reinsurance policies.

“Intellectual Property Rights” means all rights anywhere in the world, in or to: (a) Trademarks; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names and URLs; and (f) rights of privacy, publicity and all other intellectual property, industrial or proprietary rights.

“Intervening Event” means any material event, change, effect, condition, development, fact or circumstance with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) is unknown and not reasonably foreseeable  on the date of this Agreement, (b) does not relate to any Acquisition Proposal and (c) does not result from a breach of this Agreement by the Company, its Subsidiaries or its or their Affiliates or Representatives.

“Intervening Event Termination Fee” has the meaning set forth in Section 9.5(c).

“Intervening Event Notice Period” has the meaning set forth in Section 7.2(d)(ii).

“Investment Agreement” means the Investment Agreement, dated as of August 19, 2016, by and between the Company and Parent.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment (including computers, monitors, cameras, printers, scanners, audio and video equipment) and all data stored therein or processed thereby, and all associated documentation.

“Johnson Entities” means, collectively, Robert L. Johnson, The RLJ Companies, LLC and RLJ SPAC Acquisition, LLC.

“Knowledge” or any similar phrase means (a) with respect to the Company, the collective actual knowledge of the individuals set forth in Section 1.1 of the Company Disclosure Letter and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports, and (b) with respect to Parent and Merger Sub, the collective actual knowledge of the individuals set forth in Section 1.1 of the Parent Disclosure Letter and any individuals that, following the date of this Agreement, replace or share the employment responsibilities of any such individuals, in each case after reasonable inquiry of such individuals’ direct reports.

“Law” means any U.S. or non-U.S. federal, state, provincial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Library Programs” means any and all Company Programs that have been completed, acquired or delivered and for which the Exploitation has commenced on or prior to the date of this Agreement.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)events, changes, developments, circumstances or facts in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory, trade or business conditions in the countries in which the Company and its Subsidiaries operate or where their products or services are contracted for, distributed or sold;

(b)events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate or in the geographic markets in which they operate or where their products or services are contracted for, distributed or sold;

(c)any loss of, or adverse event, change, development, circumstance or fact in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, employees, licensors, licensees, suppliers, distributors, partners or any similar relationship resulting from the entry into, or public announcement of, this Agreement or any of the transactions contemplated by this Agreement;

(d)events or changes in applicable accounting standards, including GAAP, or in any applicable Law;

(e)any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, development, circumstance, fact or effect underlying such failure, to the extent not otherwise expressly excepted from being taken into account by any of clauses (a) through (k) of this definition of “Material Adverse Effect”, may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(f)any event, change, development or effect resulting from acts of war (whether or not declared), sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors (other than cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event, epidemic or pandemic, however and by whomever (other than the Company, its Subsidiaries or any of their respective Affiliates or Representatives) caused;

(g)any actions required to be taken by the Company or any of its Subsidiaries pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or, with Parent’s prior written consent pursuant to this Agreement or at Parent’s written request, any actions permitted to be taken by the Company or any of its Subsidiaries;

(h)any action not taken by the Company or any of its Subsidiaries pursuant to this Agreement or with Parent’s prior written consent or at Parent’s written request;

(i)a decline in the market price of the Shares on the NASDAQ; provided that any event, change, development or effect underlying such decline in market price, to the extent not otherwise expressly excepted from being taken into account by any of clauses (a) through (k) of this definition of “Material Adverse Effect”, may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(j)any Proceeding (whether asserted derivatively in the name and right of the Company, directly by any holder of Shares or Preferred Shares, in the nature of a class action, or otherwise) arising out of or in connection with any actions or omissions to act, or alleging or asserting any breach of fiduciary duty or violation of any Law, by any of Ultimate Parent and its Affiliates or the Johnson Entities and its Affiliates, in each case with respect to the negotiation, decision to enter into, execution, delivery and/or performance by the Parties of this Agreement;

(k)any act or omission to act by Ultimate Parent, Parent, Merger Sub or the Johnson Entities (including any action, omission to act, breach or violation by Ultimate Parent, Parent, Merger Sub or any of the Johnson Entities of or with respect to any of their respective obligations and agreements under this Agreement);

provided further that, with respect to clauses (a), (b), (d) and (f) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent they adversely and disproportionately affect the Company and its Subsidiaries (taken as a whole) relative to the effect thereof on other companies of similar size operating in the geographic markets in which the Company or any of its Subsidiaries operates or its products or services are sold.

“Material Licenses” has the meaning set forth in Section 5.6(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States.

“NRS” means the Nevada Revised Statutes.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means conduct that is (a) consistent in nature, scope and magnitude with the past business practices of the Company prior to the date of this

Agreement and taken in the ordinary course of normal, day-to-day operations of the Company and (b) similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of normal, day-to-day operations of other companies of similar size to the Company and its Subsidiaries taken as a whole.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership, if any, and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation or articles of organization and limited liability company or operating agreement, or comparable documents and (d) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all anti-bribery, anti-corruption, anti-money-laundering and similar applicable laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in Article VI.

“Parent Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, is or would reasonably be expected to prevent, materially delay or materially impair the consummation by Parent or Merger Sub of the Merger or the transactions contemplated hereby.

“Parties” and “Party” have the meanings set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 4.2(a)(ii).

“Paying Agent Agreement” has the meaning set forth in Section 4.2(a)(iii).

“Per Share Merger Consideration” means $6.25 per Share in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(b)(i).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws or the Company’s or its Subsidiaries’ privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), geolocation information of an individual or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Preferred Stock” means the preferred stock of the Company, par value $0.001 per share.

“Preferred Stock Consideration” has the meaning set forth in Section 4.1(b).

“Privacy and Security Policies” has the meaning set forth in Section 5.20(l).

“Proceeding” means any action, cause of action, claim, controversy, complaint, demand, litigation, suit, investigation, review, mediation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application or legal proceeding of any nature (whether sounding in Contract, tort or otherwise, and whether civil or criminal or brought at law or in equity) that is brought, asserted, instituted, commenced, tried, heard or reviewed by a Governmental Entity.

“Programs” means any and all motion pictures or television series.

“Proxy Statement” has the meaning set forth in Section 7.6(a)(i).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity.

“Replacement Financing” has the meaning set forth in Section 7.14.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, authorized attorneys-in-fact, accountant or other advisor, agent or representative of such person, in each case acting in their capacity as such.

“Requisite Company Vote” means the approval of this Agreement by the holders of a majority of the outstanding Shares entitled to notice of and to vote on such matter at a meeting of the holders of Common Stock duly called and held for such purpose.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule” has the meaning set forth in Section 4.3(d)(i).

“Schedule 13E-3” has the meaning set forth in Section 7.6(a)(i).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means a share of Common Stock.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including production and editing software, operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Special Committee” means the special committee of independent and disinterested directors of the Company Board heretofore constituted, established and authorized pursuant to duly adopted resolutions of the Company Board and NRS 78.125(1) for the purpose of, among other things, considering, negotiating and making a dispositive and binding determination on behalf of the Company and the Company Board to approve or disapprove of the Merger and the other transactions contemplated by this Agreement.

“Stated Value” means, with respect to each share of Preferred Stock, the sum of (i) $1,000 per share and (ii) any Capitalized Dividends (as defined in the certificate of designation for such share) with respect to such share of Preferred Stock, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the initial issuance date of such share.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided, that with respect to Ultimate Parent and its Subsidiaries, the term “Subsidiary” does not include the Company.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (provided that for purposes of this definition of “Superior Proposal”, all references to 25% contained in the definition of “Acquisition Proposal” shall be deemed to be references to 75%) which the Special Committee determines in good faith, after consultation with outside legal counsel and its financial advisor, that (a) if consummated, would result in a transaction more favorable to the Unaffiliated RLJE Stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 7.2(d)(ii)) and (b) for purposes of any determination to be made or action to be taken by the Special Committee pursuant to Sections 7.2(d)(ii) and 9.3(b), is capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory and approval requirements (including receipt of the requisite approval of the holders of Shares, including, for the avoidance of doubt, any Shares issued by the Company pursuant to the exercise of the AMC Warrants or the 2015 Warrants), the sources, availability and terms of any required financing and the existence of a financing contingency, and the identity of the Person or Persons making the proposal. For the avoidance of doubt, if the transactions contemplated by this

Agreement (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 7.2(d)(ii)) contain substantially identical financial and other terms and conditions to those contained in an Acquisition Proposal, such Acquisition Proposal cannot be deemed by the Special Committee to be a “Superior Proposal” as compared to the proposal then provided by Parent.

“Superior Proposal Notice Period” has the meaning set forth in Section 7.2(d)(ii).

“Superior Proposal Termination Fee” has the meaning set forth in Section 9.5(b).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tail Period” means the six-year period from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or other anti-takeover Law or similar Law enacted under state or federal Law, including NRS 78.378 through 78.3793, inclusive, and NRS 78.411 through 78.444, inclusive.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including any amendment thereof, required to be filed or supplied to Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Third-Party Consents” has the meaning set forth in Section 7.8.

“Trade Secrets” means, collectively, confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists, that, in each case, is protected under applicable trade secret Law.

“Trademarks” means, collectively, trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 7.17.

“Ultimate Parent” has the meaning set forth in the Preamble.

“Ultimate Parent Common Stock” means shares of Class A common stock, par value $0.01 per share, of Ultimate Parent.

“Unaffiliated RLJE Stockholders” means the holders of outstanding Shares, other than Excluded Shares.

“Vested PSUs” has the meaning set forth in Section 4.3(d)(i).

“Voting Agreement” has the meaning set forth in the Recitals.

“Wholly Owned Subsidiary” means, with respect to any Person, any other Person of which all of the equity or ownership interests of such other Person are directly or indirectly owned or controlled by such first Person.

1.2.Other Terms.

Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3.Interpretation and Construction.

(a)The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b)All Preamble, Recital, Article, Section, Subsection, Schedule, and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein.

(c)Unless the context expressly otherwise requires, for purposes of this Agreement:

(i)if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(ii)the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(iii)words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(iv)whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”;

(v)the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and

(vi)the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”

(d)Except as otherwise specifically provided herein or the context expressly otherwise requires, the term “dollars” and the symbol “$” mean United States Dollars and all amounts in this Agreement shall be paid in United States Dollars.

(e)Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (i) such Parties or Representatives thereof made such information or document available to such other Party or Parties or its or their Representatives, including by posting the information in a virtual data room, or (ii) such information or document is publicly available without substantive redactions in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one Business Day prior to the date of this Agreement.

(f)Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded.  References to a number of days shall refer to calendar days unless Business Days are specified.

(g)Except as otherwise specifically provided herein, (i) all references to any statute in this Agreement include the rules and regulations promulgated thereunder, and unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, and (ii) all references to any Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or period of time.

(h)Except as otherwise specifically provided herein, (i) all references in this Agreement to any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein, and (ii) all references to this Agreement mean this Agreement (taking into account the provisions of Section 10.11(a)) as amended, supplemented or otherwise modified from time to time in accordance with Section 10.4.

(i)The Company Disclosure Letter or the Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement set forth in a provision of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement.  Inclusion of any such items or information shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or has had a Material Adverse Effect.

(j)The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II

The Merger; Closing; Effective Time

2.1.The Merger.

Subject to the terms and conditions of this Agreement and the applicable provisions of the NRS, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease; (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (c) the Merger shall have such other effects as provided in the NRS.

2.2.Closing.

The Closing shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York time) on the third Business Day following the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions) or at such other date, time and place (or by means of remote communication) as the Company and Parent may agree in writing.

2.3.Effective Time.

As promptly as practicable following the Closing, but on the Closing Date, the Parties shall cause the Articles of Merger to be executed and filed with the Nevada Secretary of State as provided in NRS Chapter 92A.  The Merger shall become effective at the Effective Time.

Article III

Articles of Incorporation and Bylaws; Directors and Officers of the Surviving Corporation

3.1.Articles of Incorporation of the Surviving Corporation.

At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth in Exhibit A hereto, which, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended in accordance with their terms, the terms of this Agreement and applicable Law.

3.2.The Bylaws of the Surviving Corporation.

At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth in Exhibit B hereto, which, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended in accordance with the terms of the Charter, such bylaws, the terms of this Agreement and applicable Law.

3.3.Directors and Officers of the Surviving Corporation.

At the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall become and constitute the only directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation and applicable Law, and (ii) the officers of the Company immediately prior to the Effective Time shall become and constitute the only officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation and applicable Law.  The Parties shall take all actions necessary to give effect to the foregoing provision, including the delivery of all applicable instruments and notices of resignation.

Article IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.Effect of the Merger on Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a)Common Stock.  Each Share issued and outstanding immediately prior to the Effective Time other than the Excluded Shares and the Company Restricted Shares, which are separately addressed in Section 4.3 (such Shares, the “Eligible Shares”), shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate representing Eligible Shares, and each Book-Entry Share representing Eligible Shares, shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 4.2.

(b)Preferred Stock Consideration.  Each Eligible Preferred Share for which a change-of-control cash purchase election has been made by the record holder thereof pursuant to Section 7(b) of the certificate of designation applicable to such Eligible Preferred Share shall be entitled to receive an amount in cash, without interest (the “Preferred Stock Consideration”), equal to the product of (i) 125% multiplied by (ii) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (1) the Per Share Merger Consideration divided by (2) $3.00; provided, however, that if any holder of Eligible Preferred Shares does not make such election and surrender such shares to the Paying Agent in exchange for the Preferred Stock Consideration in accordance with Section 4.2(b) of this Agreement within 180 days following the Closing Date, such holder shall be entitled to receive, in respect of each Eligible Preferred Share for which the holder fails to make such election, a security to be issued by the Surviving Corporation as provided in the applicable certificate of designation.  Parent also shall comply with the notice and other obligations set forth in the certificates of designation in respect of the Preferred Stock, to the extent applicable, after the date hereof and prior to the Closing Date.

(c)2015 Warrant Consideration.  Each Eligible 2015 Warrant shall be converted into the right to receive, as promptly as practicable after the Effective Time, an amount in cash, without interest (the “2015 Warrant Consideration”), equal to the product of (i) the number of Shares issuable upon exercise of such Eligible 2015 Warrant immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Per Share Merger Consideration minus (B) the exercise price per Share of such Eligible 2015 Warrant.  For the avoidance of doubt, any Eligible 2015 Warrant which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration, payment or right to consideration or payment.

(d)Treatment of Excluded Shares.  Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(e)Merger Sub.  Each share of common stock, par value $0.001 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

4.2.Exchange of Certificates and Delivery of Merger Consideration.

(a)Deposit of Merger Consideration and Paying Agent.

(i)If and as directed by Parent in writing on or prior to the second Business Day prior to the Closing, the Company shall and shall cause its Subsidiaries to:  (A) set aside all or a portion of the aggregate cash on hand at the Company and its Subsidiaries, less any amounts required to satisfy the obligations contemplated by Section 4.3(e) as reasonably determined by Parent (such amount of aggregate cash, the “Company Cash”), to be deposited at or as promptly as practicable after the Effective Time, but on the Closing Date, with the Paying Agent; and (B) as promptly as practicable after the Effective Time, but on the Closing Date, deposit the Company Cash with the Paying Agent.

(ii)As promptly as practicable after the Effective Time, but on the Closing Date, Parent shall deposit, or cause to be deposited, with a paying agent selected and engaged by Parent prior to the Closing Date that is reasonably acceptable to the Special Committee (the “Paying Agent”), an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares, Eligible Preferred Shares and Eligible 2015 Warrants pursuant to Section 4.2(b), taking into account any Company Cash deposited with the Paying Agent pursuant to Section 4.2(a)(i) (the aggregate amount of cash deposited, the “Exchange Fund”).

(iii)The agreement pursuant to which Parent appoints the Paying Agent (the “Paying Agent Agreement”) shall be in form and substance reasonably acceptable to the Special Committee (such acceptance not to be unreasonably conditioned, withheld or delayed).  Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration and the payments in respect of Eligible Preferred Shares and Eligible 2015 Warrants pursuant to the terms of this Agreement and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding 30 days.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated Section 4.1(a), aggregate Preferred Stock Consideration as contemplated by Section 4.1(b) and aggregate 2015 Warrant Consideration as contemplated by Section 4.1(c), Parent shall promptly replace or restore or cause the replacement or restoration of the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments in full as required by this Agreement.  Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 4.2(b) and Section 4.3(e) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b)Procedures for Surrender.

(i)As promptly as reasonably practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares and Eligible Preferred Shares that are held in the form of (A) Certificates or (B) Book-Entry Shares not held through DTC as well as the 2015 Warrants, notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to such Certificates, Book-Entry Shares and 2015 Warrants shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or 2015 Warrants or the surrender of such

Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.2(e)) or 2015 Warrants or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration, Preferred Stock Consideration and 2015 Warrant Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1.

(ii)With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries, the Per Share Merger Consideration to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(iii)Upon surrender to the Paying Agent of Eligible Shares, Eligible Preferred Shares or Eligible 2015 Warrants in accordance with the instructions set forth in Section 4.2(b)(i) and Section 4.2(b)(ii), as applicable, the holder of such Certificate, Book-Entry Share or 2015 Warrant shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to the aggregate Per Share Merger Consideration, Preferred Stock Consideration and 2015 Warrant Consideration that such holder is entitled to receive as a result of the Merger pursuant to Section 4.1.

(iv)For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares, Eligible Preferred Shares or Eligible 2015 Warrants on any amount payable upon the surrender of any Eligible Shares, Eligible Preferred Shares or Eligible 2015 Warrants.

(v)In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to Parent and the Paying Agent.  Payment of the applicable Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(c)Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares, Eligible Preferred Shares or Eligible 2015 Warrants.  If, after the Effective Time, any Certificate, 2015 Warrant or acceptable evidence of a Book-Entry Share formerly representing any Eligible Shares, Eligible Preferred Shares or Eligible 2015 Warrants, as applicable, is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV and in accordance with Section 4.2(b)(v).

(d)Termination of Exchange Fund.

(i)Any portion of the Exchange Fund (including the proceeds of any investments thereof (if any)) that remains unclaimed by the holders of Shares for one year from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent.  Any holder of Eligible Shares, Eligible Preferred Shares or Eligible 2015 Warrants who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 4.2 shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) in respect thereof.

(ii)Notwithstanding anything to the contrary set forth in this Article IV, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Eligible Shares, Eligible Preferred Shares, Eligible 2015 Warrants or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall issue in exchange for such Certificate an amount in cash (after giving effect to any required Tax withholdings as provided in Section 4.2(f)) equal to the product obtained by multiplying (i) the number of Eligible Shares or Eligible Preferred Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration or the Preferred Stock Consideration, as applicable.

(f)Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent (and any of their Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Tax Law.  To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

(g)Dissenter’s Rights.  No Dissenting Stockholder shall be entitled to receive the Preferred Stock Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder.  Each Dissenting Stockholder shall be entitled to receive only the payment of the fair value (as defined in NRS 92A.320) of the Dissenting Shares owned by such Dissenting Stockholder in accordance with the NRS, solely to the extent such Dissenting Stockholder has perfected and not withdrawn and is otherwise entitled to dissenter’s rights in accordance with the NRS.  The Company shall give Parent (i) prompt notice and copies of any written demands for dissenter’s rights, attempted or purported withdrawals of such demands and any other instruments served pursuant to NRS 92A.440 that are received by the Company relating to the Company’s stockholders’ demands for dissenter’s rights and (ii) the opportunity to participate in and, if Parent elects, direct all negotiations and Proceedings with respect to any such demands for dissenter’s rights.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for dissenter’s rights, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing.  If any Dissenting Stockholder withdraws its demand for dissenter’s rights or otherwise waives or loses its dissenter’s rights under the NRS with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Preferred Shares and thereupon converted into the right to receive, without any interest thereon, the aggregate Preferred Stock Consideration with respect to such shares pursuant to this Article IV.

4.3.Treatment of Equity Awards.

(a)Company Options.  At the Effective Time:

(i)each (A) outstanding award of Company Options (or portion thereof) that is vested and exercisable and (B) outstanding and unvested award of Company Options identified on Section 4.3(a)(i) of the Company Disclosure Letter shall, automatically and without any required action on the part of the holder thereof,  be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares issuable upon exercise of such Company Options immediately prior to the Effective Time multiplied by (B) the excess, if any, of (1) the Per Share Merger Consideration minus (2) the exercise price of such Company Option, and

(ii)each outstanding and unvested award of Company Options other than the Company Options identified on Section 4.3(a)(i) of the Company Disclosure Letter shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into an award (the “Converted Option Award”) to receive an amount in cash on the earlier of (x) the date on which each such Company Option is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing Date, subject to continued employment through that date, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares issuable upon exercise of such Company Options immediately prior to the Effective Time multiplied by (B) the excess, if any, of (1) the Per Share Merger Consideration minus (2) the exercise price of such Company Option.  Except as specifically provided above, each Converted Option Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Company Option immediately prior to the Effective Time.

(b)Company Restricted Shares.  At the Effective Time, each unvested Company Restricted Share shall, automatically and without any required action on the part of the holder thereof, become fully vested (and all then-applicable forfeiture restrictions in respect thereof thereupon shall lapse) and shall only entitle the holder thereof to receive, without interest and as soon as reasonably practicable after the Effective Time, an amount in cash equal to the Per Share Merger Consideration, less applicable taxes required to be withheld with respect to such payment.

(c)Company Restricted Stock Units. At the Effective Time:

(i)each unvested Company RSU that is scheduled to vest before 2020 shall, automatically and without any required action on the part of the holder thereof,  become fully vested and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by (B) the Per Share Merger Consideration and

(ii)each unvested Company RSU that is scheduled to vest after 2019 shall, automatically and without any required action on the part of the holder thereof,  be cancelled and converted into an award (the “Converted RSU Award”) to receive an amount in cash on the earlier of (x) the date on which each such Company RSU is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing Date, subject to continued employment through that date, without interest and subject to applicable withholding Taxes, equal to the product of (A) the number of Shares underlying such Company RSU immediately prior to the Effective Time multiplied by (B) the Per Share Merger Consideration. Except as specifically provided above, each Converted RSU Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Company RSU immediately prior to the Effective Time.

(d)Company Performance Share Units.  At the Effective Time:

(i)the number of unvested Company PSUs earned based on performance as of the Closing Date, as determined in accordance with Schedule 1 to the Performance Stock Unit Grant Notice (the “Schedule”), shall, automatically and without any required action on the part of the holder thereof, become fully vested (the “Vested PSUs”) and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (i) the number of Shares underlying such Vested PSU multiplied by (ii) the Per Share Merger Consideration.  The Company shall consult with Parent in determining the number of Vested PSUs earned under the terms of the Schedule; and

(ii)with respect to any Company PSUs that do not become Vested PSUs at the Effective Time, the number of such Company PSUs equal to the “Final Shares” as defined in the Schedule shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into an award (the “Converted PSU Award”) to receive an amount in cash on the earlier of (x) the date on which each such Final Share is scheduled to vest (subject to achievement of the vesting conditions) and (y) the first anniversary of the Closing Date, subject to continued employment through that date, without interest and subject to applicable withholding Tax, equal to the product of (A) the number of Final Shares underlying such Converted PSU Award multiplied by (B) the Per Share Merger Consideration.  Except as specifically provided above, each Converted PSU Award shall remain subject to the same terms and conditions (including vesting conditions) as were applicable to such Company PSU immediately prior to the Effective Time.  The Company shall consult with Parent in determining the number of Final Shares.  Any Company PSUs that do not become Vested PSUs or Final Shares shall be forfeited at the Effective Time for no consideration

(e)Company Equity Payments.  As soon as reasonably practicable (but no later than the first regularly scheduled payroll date not less than ten Business Days after the Closing Date or later vesting date with respect to Converted Option Awards, Converted RSU Awards and Converted PSU Awards), the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 4.3(a), Section 4.3(b), Section 4.3(c) and Section 4.3(d), respectively; provided, however, that to the extent the holder of a Company Equity Award is not and was not at any time during the period in which such Company Equity Award was outstanding a Company Employee, such amounts shall not be paid through the payroll system, and instead shall be paid by the Paying Agent pursuant to Section 4.2.

(f)Company Actions.  At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of Sections 4.3(a) through Section 4.3(d) and (ii) upon the request of Parent, cause the Incentive Plan to terminate at or prior to the Effective Time.  The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

4.4.Adjustments to Prevent Dilution

.  Notwithstanding anything to the contrary set forth in this Agreement, if, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event, and such items so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise prohibited by, this terms of this Agreement.

Article V

Representations and Warranties of the Company

Except as set forth in the Company Reports filed with or furnished to the SEC and publicly available on or after the Applicable Date and prior to the date of this Agreement, but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are cautionary, predictive or forward-looking in nature (“Excluded Disclosure”) or in the corresponding sections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1.Organization, Good Standing and Qualification

.  The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, solely with respect to the Company’s Subsidiaries, as would not have a Material Adverse Effect.  The Company has made available to Parent correct and complete copies of the Company’s and its Subsidiaries’ Organizational Documents in the forms that are in full force and effect as of the date of this Agreement.

5.2.Subsidiaries

.  Section 5.2(a) of the Company Disclosure Letter sets forth (i) each of the Company’s direct and indirect Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.  The Company does not own, directly or indirectly, any voting interest in any Person that would require a filing by Parent or Ultimate Parent under the HSR Act in connection with the transactions contemplated by this Agreement.  The Company owns, directly or indirectly, all of the capital stock or other equity interests of each of the Subsidiaries free and clear of any Encumbrances, and all of the issued and outstanding shares of capital stock of each of the Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.  No current or past holder of any capital stock, equity interest or other direct or indirect ownership interest of the Company or any of the Subsidiaries (x) has (or has ever had) a “controlling interest” (within the meaning of Section 414 of the Code) in the Company or any of the Subsidiaries or

(y) would otherwise be (or would have otherwise been) treated as a “single employer” with the Company or any of the Subsidiaries under Section 414 of the Code or Section 4001 of ERISA.

5.3.Capital Structure.

(a)The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.  As of the date of this Agreement, the only issued and outstanding capital stock of the Company consists of 15,540,847 shares of Common Stock (including 83,712 shares of restricted stock) and 15,197.530 shares of Preferred Stock (including 4,000 shares of Series C-1 Convertible Preferred Stock, 2,000 shares of Series C-2 Convertible Preferred Stock, 7,697.530 shares of Series D-1 Convertible Preferred Stock and 1,500 shares of Series D-2 Convertible Preferred Stock) were outstanding.  All of the outstanding shares of Common Stock and Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable and are free and clear of any Encumbrance.  As of the date of this Agreement, 2,999,111 2015 Warrants and 18,333,000 AMC Warrants were outstanding.  Other than 2,999,111 shares of Common Stock reserved for issuance upon the exercise of the 2015 Warrants, 18,333,000 shares of Common Stock reserved for issuance upon the exercise of the AMC Warrants, 5,879,722 shares (including accrued dividends through April 1, 2017 but not including additional dividends accrued from the date of the last Preferred Stock cash dividend payment through the date of this Agreement) of Common Stock reserved for issuance upon conversion of the Preferred Stock, and 3,389,084 shares of Common Stock available for issuance under the Company’s Incentive Plan, the Company has no additional shares of Common Stock reserved for issuance.  Upon any issuance of shares of Common Stock in accordance with the terms of the Incentive Plan, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrances.  Other than the Preferred Stock, the 2015 Warrants and the AMC Warrants, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  The Company has delivered to Parent a true and complete copy of each certificate of designation in respect of the Preferred Stock (as filed with the Nevada Secretary of State), each form of warrant and each form of award agreement pertaining to each equity award outstanding under the Incentive Plan, and any other warrant agreements or award agreements to the extent there are variations from the general forms, specifically identifying the Persons to whom such variant forms apply.

(b)All of the outstanding shares of capital stock of the Company have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for, purchase or otherwise acquire securities.  Other than the Voting Agreement and the AMC Transaction Documents, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(c)Section 5.3(c) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards as of the close of business on July 27, 2018, setting forth the number of Shares subject to each Company Equity Award and the holder, grant date, vesting schedule and exercise price with respect to each Company Equity

Award, as applicable.  Except as set forth in Section 5.3(a), Section 5.3(b) or this Section 5.3(c), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary.  Upon any issuance of any Shares in accordance with the terms of the Incentive Plan, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance.  Since the close of business on July 27, 2018, the Company has not issued any capital stock.

(d)Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Incentive Plan pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (iii) has a grant date identical to the date on which the Company Board or Company Compensation Committee actually awarded such Company Option, (iv) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax returns and the Company Reports made available to Parent, respectively, and (v) does not trigger any liability for the holder thereof under Section 409A of the Code.

5.4.Corporate Authority; Approval and Fairness Opinion.

(a)The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and remedies and to general equitable principles (the “Bankruptcy and Equity Exception”).

(b)At a meeting duly called and held on or prior to the date hereof, the Special Committee (i) unanimously (A) determined that this Agreement and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Unaffiliated RLJE Stockholders, (B) adopted, pursuant to NRS 92A.120, this Agreement and the transactions contemplated by this Agreement, (C) directed that this Agreement be submitted for approval by a vote of the holders of Shares at the Company Stockholders Meeting and (D) recommended that the holders of Shares vote affirmatively at the Company stockholders Meeting to approve this Agreement and the Merger (the “Company

Recommendation”).  Subject to the provisions of Section 7.2(d), the foregoing resolutions have not been withdrawn or modified.

(c)The Special Committee has received the opinion of Allen & Company, financial advisor to the Special Committee, to the effect that as of the date of such opinion and subject to the qualifications, exceptions and limitations set forth therein, the Per Share Merger Consideration to paid by Parent is fair, from a financial point of view, to the Unaffiliated RLJE Stockholders, a copy of which opinion will be delivered to Parent not later than 24 hours after the execution and delivery of this Agreement solely for Parent’s informational purposes (it being agreed that such opinion is exclusively addressed to and for the benefit of the Special Committee and may not be relied upon by Ultimate Parent, Parent, Merger Sub or any other Person).

5.5.Governmental Filings; No Violations; Certain Contracts.

(a)Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i)  pursuant to the NRS, (ii) under the Exchange Act, (iii) required to be made with the NASDAQ and (iv) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Governmental Approvals”), as applicable, no expirations of waiting periods are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, nor are any required to be made or obtained by the Company with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(b)The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under the Organizational Documents of the Company (including each of the certificates of designation relating to any outstanding Preferred Stock) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the rights or assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries, or, assuming (solely with respect to performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.5(a) or under any Law  or Order applicable to the Company or any of its Subsidiaries  or by which the Company or any of its Subsidiaries is subject or (iii) any change in the substantive rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (ii) or (iii) of this Section 5.5(b), as would not have a Material Adverse Effect (it being agreed that for purposes of this Section 5.5(b), effects resulting from or arising in connection with the matters set forth in clause (c) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Material Adverse Effect has occurred) or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

5.6.Compliance with Laws; Licenses.

(a)Compliance with Laws.

(i)The businesses of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any applicable Law, except for such non-compliance as would not have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.  Except with respect to routine examinations of patent, trademark and copyright applications filed or to be filed with U.S. and non-U.S. patent offices, to the knowledge of the Company no investigation or review by any Governmental Entity with respect to the Company or any of the Subsidiaries is pending, nor has any Governmental Entity notified the Company of an intention to conduct the same.

(ii)The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.  Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) or rules of the SEC, neither the Company nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(b)FCPA and Other Anti-Bribery Laws; Export and Sanctions Regulations.

(i)The Company, its Subsidiaries and their respective owners, directors, employees (including officers) and agents are in compliance with and have complied with the FCPA, the Other Anti-Bribery Laws and the Export and Sanctions Regulations.  No Proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the FCPA, the Other Anti-Bribery Laws or the Export and Sanctions Regulations is pending or, to the knowledge of the Company, threatened.

(ii)None of the Company, any of the Subsidiaries or, to the knowledge of the Company, any director, employee (including officer), agent or Affiliate of the Company or any of its Subsidiaries (in each case, acting in the capacity of a director, employee, agent or representative of the Company or any of its Subsidiaries, as applicable), (A) has paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any respect of the FCPA or any of the Other Anti-Bribery Laws, or (B) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(iii)The Company and its Subsidiaries have instituted policies and procedures designed to ensure compliance with the FCPA, the Other Anti-Bribery Laws and the

Export and Sanctions Regulations and have maintained such policies and procedures in full force and effect.

(c)Licenses.  The Company and each of its Subsidiaries have obtained, hold and are in compliance with all Licenses necessary to conduct their respective businesses as currently conducted (collectively, “Material Licenses”), except for any non-compliance as would not have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.  Neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any Material License.

5.7.Company Reports.

(a)The Company has filed with or furnished to the SEC, as applicable, on a timely basis (giving effect to all extensions of any period to so file that were obtained pursuant to filings by the Company on Form 12b-25 under the Exchange Act), all Company Reports.

(b)Each of the Company Reports, at the time of its filing with or being furnished to the SEC, complied, or if not yet filed or furnished (other than any Excluded Filings), will comply with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.  As of their respective dates (or, if amended or supplemented, as of the date of such amendment or supplement), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement (other than the Excluded Filings) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(c)No Subsidiary of the Company is subject to the reporting requirements of Section 13a or 15d of the Exchange Act.

5.8.Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)The Company and its Subsidiaries maintain disclosure controls and procedures (as defined in the Exchange Act) designed to ensure that all information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b)The Company and its Subsidiaries maintain internal controls over financial reporting (as such term is defined in the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and that include policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the

Company and the Company Board, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(c)The Company’s management has completed an assessment of the effectiveness of the internal control over financial reporting of the Company and its Subsidiaries in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that such system was effective.  Since such date, there have been no changes in the internal control over financial reporting of the Company and its Subsidiaries that have materially affected, or would reasonably be likely to materially affect, the internal control over financial reporting of the Company and the Subsidiaries.

(d)The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting and (ii) any allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and Audit Committee since the Applicable Date and (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the Audit Committee required or contemplated by listing standards of the NASDAQ, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company Employees regarding questionable accounting or auditing matters, have been received by the Company.  The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

5.9.Financial Statements; No Undisclosed Liabilities; “Off-Balance Sheet Arrangements”; Books and Records.

(a)Financial Statements.  Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive loss, changes in shareholders’ (deficit) equity and cash flows included in, or incorporated by reference into, the Company Reports fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present the consolidated results of operations, retained earnings (loss)

and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(b)No Undisclosed Liabilities.  Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheets included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement or (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any material claims against, or obligations or liabilities of, the Company or any of its Subsidiaries.

(c)“Off-Balance Sheet Arrangements”.  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

(d)Books and Records.  The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects.  The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are correct and complete in all material respects.  The financial statements of the Company have been prepared in a manner consistent in all material respects with the books of account and other records of the Company and its Subsidiaries.

5.10.Litigation.

(a)There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b)Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that restricts the manner in which the Company and its Subsidiaries conduct their businesses in any material respect, or that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(c)Neither the Company nor any of the Subsidiaries, nor any director or officer thereof, is or has been the subject of any Proceeding involving a claim of violation of or liability under federal or state securities laws or, as of the date hereof, a claim of breach of fiduciary duty.  There has not been since the Applicable Date and, to the knowledge of the Company, there is not currently pending, and the Company has not received as of the date hereof any written notice of, any investigation by the SEC involving the Company or any current or former director or officer of the Company. The Company shall inform Parent of any such investigation promptly after it receives any notice thereof.

5.11.Absence of Certain Changes

.  Since the Applicable Date and through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business; and (ii) there has not occurred any event, change, development, circumstance or fact that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, have had a Material Adverse Effect.

5.12.Company Material Contracts.

(a)Except for this Agreement or any Company Benefit Plan, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i)related to any settlement of any Proceeding within the past three years;

(ii)constituting a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(iii)evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract to which the Company or any of its Subsidiaries is a party;

(iv)for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $100,000 or more;

(v)involving the payment or receipt of (x) royalties, licensing fees or advances of more than $500,000 in the aggregate or (y) any other amounts of more than $250,000 in the aggregate, in each case in the twelve (12)-month period ending on December 31, 2017 and December 31, 2018, calculated based upon the actual or projected revenues or income of the Company or any of the Subsidiaries or the actual or projected income or revenues related to any product of the Company or any of the Subsidiaries;

(vi)with any equity holder of the Company (other than Company Benefit Plans);

(vii)between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand;

(viii)other than the Credit Agreement, relating to Indebtedness of the Company or any of the Subsidiaries of $100,000 or more;

(ix)containing any standstill or similar agreement pursuant to which the Company or any of the Subsidiaries has agreed not to acquire assets or securities of another Person or any of its affiliates;

(x)that would prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(xi)providing for indemnification by the Company or any of the Subsidiaries of any Person or pursuant to which any indemnification obligations of the Company or any of its Subsidiaries remain outstanding or otherwise survive as of the date of this Agreement, except for immaterial Contracts entered into in the ordinary course of business;

(xii)that was not, to the knowledge of the Company, negotiated and entered into on an arm’s length basis (except to the extent that such contract is solely between (x) the Company and one or more wholly-owned Subsidiaries or (y) two or more Subsidiaries that are each wholly-owned by the Company);

(xiii)that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of the Subsidiaries;

(xiv)other than those entered into in the ordinary course of business with respect to the acquisition of Company Programs, relating to the acquisition or disposition of any assets or business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay any earn-out, deferred or other contingent payments;

(xv) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock, membership interests, partnership interests or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(xvi)that (1) purports to limit in any material respect either the type of business in which the Company or any of the Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (2) could require the disposition of any material assets or line of business of the Company or any of the Subsidiaries, (3) grants “most favored nation” status or (4) prohibits or limits the right of the Company or any of the Subsidiaries in any material respect to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property Rights;

(xvii)that is a Company Intellectual Property Contract;

(xviii)that contains a put, call or similar right pursuant to which the Company or any of the Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(xix)providing for a joint venture, partnership, limited liability company or similar arrangement involving the sharing of profits, losses, costs or liabilities with any third party; or

(xx)any other Contract or group of related Contracts not otherwise described in the foregoing clauses (i) through (xix) of this Section 5.12(a) that is material to the Company and its Subsidiaries, taken as a whole (together with each Contract constituting any of the foregoing types of Contract described in clauses (i) through (xix) of this Section 5.12(a) and together with any Contract that has been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K or pursuant to Item 404 of Regulation S‑K under the Securities Act, a “Company Material Contract”).

(b)A correct and complete copy of each Company Material Contract has been made available to Parent.  Each Company Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not have a Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.  There is no breach or event of default under any such Contract by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as has not had a Material Adverse Effect or as would not prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

5.13.Subscribers

.  Section 5.13 of the Company Disclosure Letter sets forth the aggregate numbers of subscribers to the Company’s Acorn TV digital channel and the aggregate number of subscribers to the Company’s UMC digital channel, in each case determined as of March 31, 2018 and May 31, 2018 and in accordance with the Company’s subscriber accounting policy set forth on Section 5.13 of the Company Disclosure Letter.

5.14.Employee Benefits.

(a)Section 5.14(a) of the Company Disclosure Letter sets forth a correct and complete list of each Company Benefit Plan.

(b)With respect to each Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of any material Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan.

(c)(i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all material contributions or other material amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no claims or Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, by, on behalf of or against any Company Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d)With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(e)Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, opinion letter, or advisory letter from the Internal Revenue Service upon which it may rely as to its qualification and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such ERISA Plan.  With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.  To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.

(g)Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in material documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(h)No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability.

(i)Except as required under the terms of this Agreement, none of the execution and delivery of this Agreement, the Requisite Company Vote or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(j)Neither the execution and delivery of this Agreement, the Requisite Company Vote or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(k)Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(l)All Non-U.S. Company Benefit Plans comply with applicable local Law in all material respects, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions, and to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval.  No Non-U.S. Company Plan is a defined benefit pension plan.

5.15.Labor Matters.

(a)Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b)There is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.  Each of the Company and its Subsidiaries is in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees and equitable pay practices) and occupational safety and health.  Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(c)To the Company’s Knowledge, in the last ten (10) years, (i) no allegations of sexual harassment have been made against any officer of the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by an officer of the Company or any of its Subsidiaries.

5.16.Environmental Matters

.  (a) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (b) the Company and its Subsidiaries have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and are in compliance in all material respects with all terms and conditions of any such permit, license or approval; (c) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance; (d) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third-party property; (e) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (f) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; and (g) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law.

5.17.Tax Matters.

(a)The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete in all material respects, (ii) have paid all material Taxes that are required to be paid (whether or not shown on any Tax Returns), (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b)The Tax Returns of the Company and each of its Subsidiaries for all years up to and including 2017 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(c)No deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened Proceedings regarding any Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)In the prior six-year period, neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any material Tax Return that was not filed.

(e)The Company has made available to Parent correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the prior six-year period.

(f)There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(g)Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement solely between or among the Company and its Subsidiaries) except for agreements entered into in the ordinary course of business, the principal purpose of which is not to indemnify for Taxes.

(h)Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract or otherwise.

(i)Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)At no time during the past five years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(l)Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law), or any election pursuant to

Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(m)The “section 965(a) inclusion amount” as defined in Notice 2018-07, I.R.B. 2018-04, with respect to each of the Company’s Subsidiaries does not exceed the amount set forth with respect to such Subsidiary in Section 5.17(m) of the Company Disclosure Letter.

5.18.Real Property.

(a)Neither the Company nor any of the Subsidiaries owns any real property.

(b)With respect to the Company’s Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, (ii) none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or event of default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, (iii) there are no written or oral subleases, concessions or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property, and (iv) such property and all buildings, structures, improvements and fixtures located thereon have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used.

(c)Neither the Company nor any of its Subsidiaries has received any notice of any pending or threatened condemnation of any Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that could result in special assessments against or otherwise adversely affect the Leased Real Property, in each case, that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

5.19.Title to Tangible Property.

(a)Each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed with the SEC and publicly available prior to the date of this Agreement.

(b)All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed with the SEC and publicly available prior to the date of this Agreement, Encumbrances for current Taxes not yet due and other Encumbrances that do not materially impair the use of the property or assets subject thereto.

(c)The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient to carry on their respective businesses in all material respects as conducted as of the date of this Agreement, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to the respective businesses of the Company and each of its Subsidiaries, taken as a whole, free and clear of all Encumbrances, except as would not have a Material Adverse Effect.

5.20.Intellectual Property.

(a)Section 5.20(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (A) all Registered Company Intellectual Property Rights, (B) all Programs, the Intellectual Property Rights in which form part of the Company Intellectual Property Rights, and which such Programs are material to the Company or any of its Subsidiaries, and (C) all other Programs that are material to the Company or any of its Subsidiaries.

(b)The Company and its Subsidiaries own or otherwise have sufficient and valid rights to use all Intellectual Property Rights material to, and used in or necessary for, the conduct of their respective businesses as currently conducted and as currently planned to be conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement, without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property Right.

(c)The Company and its Subsidiaries solely and exclusively own, free and clear of any Encumbrances, except for Encumbrances reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports filed with the SEC and publicly available prior to the date of this Agreement, all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has dedicated to the public domain or forfeited, abandoned or otherwise allowed to enter into the public domain any Company Intellectual Property Right that is material to any business of the Company or any of its Subsidiaries (or any Intellectual Property Right that was material to any business of the Company or any of its Subsidiaries at the time of such action or inaction).

(d)All Registered Company Intellectual Property Rights are subsisting, valid and enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Intellectual Property Right.  All registration, maintenance and renewal fees and filings in respect of the Registered Company Intellectual Property Rights have been paid to and/or filed if and when due with the relevant Governmental Entities for the purpose of registering, maintaining and renewing such Intellectual Property Rights, other than pursuant to intentional abandonment and similar portfolio maintenance decisions made in the Ordinary Course of Business.

(e)Within the prior three-year period, neither the Company nor any of its Subsidiaries has received any claim, notice, invitation to license or similar communication, and there have been no actual or, to the Knowledge of the Company, threatened Proceedings (i) terminating or reverting any right, title or interest of the Company or any of its Subsidiaries in or to any material Company Intellectual Property Right (or any Intellectual Property Right that was, at the time of such termination or reversion, a material Company Intellectual Property Right) or material Company Program (or any Program that was, at the time of such termination or reversion, a material Company Program), (ii) contesting or challenging the use, validity, enforceability or ownership of any material Company Intellectual Property Right or material Company Program, or (iii) alleging or suggesting that the Company or any of its Subsidiaries or any of their respective products or services (including any Program and any of the literary, dramatic or musical material contained therein or upon which any Program is based) has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person, whether directly or indirectly, or has committed or constituted a libel, slander or other defamation of any Person.

(f)None of the Company, its Subsidiaries, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and as currently planned to be conducted, nor any product or service of the Company or any of its Subsidiaries (including any Company Program or any of the literary, dramatic or musical material contained in any Company Program or upon which any Company Program is based), has infringed, misappropriated or otherwise violated in the prior three-year period, or does or will infringe, misappropriate or otherwise violate any Intellectual Property Right of any Person, whether directly or indirectly, or has constituted a libel, slander or other defamation of any Person.

(g)To the Knowledge of the Company, within the prior three-year period, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property Right, whether directly or indirectly.

(h)Each of the Company and each of its Subsidiaries has taken commercially reasonable steps to protect, register and maintain the Registered Company Intellectual Property Rights it owns or purports to own.  Each current and former employee and consultant of the Company or any of its Subsidiaries that has contributed to the creation or development of any Intellectual Property Right or any embodiment thereof for or on behalf of the Company or any of its Subsidiaries has executed a valid and enforceable confidentiality agreement in substantially the forms made available to Parent, pursuant to which such employee or consultant is obligated to maintain all of the Company’s and each of its Subsidiaries’ confidential information (including any trade secrets included in the Company Intellectual Property Rights and any third party confidential information disclosed to the Company or any of its Subsidiaries on a confidential basis) as strictly confidential and not use any such information except as authorized by the Company or such Subsidiary.  Each current and former employee and consultant of the Company or any of its Subsidiaries that has contributed to the creation or development of any Intellectual Property Right or any embodiment thereof for or on behalf of the Company or any of its Subsidiaries has executed a written, valid and enforceable agreement with an assignment of inventions and rights provision pursuant to which such employee or consultant has assigned to the Company or one of its Subsidiaries all such created or developed Intellectual Property Rights and all embodiments thereof.  No current or former employee or consultant of the Company or its Subsidiaries has made any ownership claim with respect to any Intellectual Property Right to which the Company or any of its Subsidiaries claims any ownership right, title or interest, and to the Company’s Knowledge, there is no reasonable basis for any such claim.

(i)Neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any Contract pursuant to which (i) any license, covenant not to sue, release, waiver, option or other right is granted to any third party under any material Company Intellectual Property Right or to any material Company Program, (ii) any Person has granted to the Company or any of its Subsidiaries any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Right or to any Program that is material to any business of the Company or any of its Subsidiaries, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, (iii) the Company or any of its Subsidiaries has assigned or agreed to assign any material Company Intellectual Property Right or material Company Program (or any Intellectual Property Right or Program that was a material Company Intellectual Property Right or material Company Program, as applicable, at the time of such assignment or agreement) to any Person, (iv) the Company or any of its Subsidiaries is subject to any obligation or covenant with respect to the use, licensing, enforcement, prosecution or other exploitation of any Intellectual Property Right or Program that is material to any business of the Company or any of its Subsidiaries, including stand-stills and Trademark co-existence or consent Contracts (each such Contract described in clauses (i) through (iv) of this Section 5.20(i), together with all amendments, exhibits and schedules to such Contract, a “Company Intellectual Property Contract”).

(j)An original negative or master, or digital equivalent thereof, of each of the Library Programs has been properly stored, in each case in accordance with standards customarily applied by major theatrical, television and home video distributors, as applicable, or the Company or any of its Subsidiaries has reasonable access to printable elements of such Library Programs or other television or short form pictures.  All such original negatives, masters or printable elements are in a commercially reasonable condition.  Section 5.20(j) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of the physical locations of all such original negatives, masters, or printable elements, and to the extent such physical locations are owned or controlled by third parties, the Company or one of the Subsidiaries are party to customary access agreements with respect to access to all such negatives, masters or printable elements.

(k)The IT Assets owned, leased, controlled, used or held for use (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries are reasonably sufficient for the current and currently anticipated needs of the businesses of the Company and its Subsidiaries, and to the Company’s Knowledge, in the prior three-year period, there has been no unauthorized access to or unauthorized use of (i) any such IT Assets, (ii) any information stored on or processed by such IT Assets, or (iii) any Personal Information or confidential or proprietary information that is in the Company’s or any of its Subsidiaries’ possession or control, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to, or material disruption of the business operations of, the Company or any of its Subsidiaries.

(l)The Company and its Subsidiaries have established and implemented written policies regarding privacy, cyber security and data security that are commercially reasonable, and consistent with (i) standard industry practices, (ii) any and all commitments of the Company or any of its Subsidiaries and (iii) any and all publicly-facing statements or internal or external policies adopted by the Company or any of its Subsidiaries (such statements and policies, collectively, the “Privacy and Security Policies”).

(m)Within the prior three-year period, the Company and each of its Subsidiaries have at all times (i) complied with all of their respective Privacy and Security Policies, (ii) complied in all material respects with all of their contractual and fiduciary obligations and with all applicable Laws, in each case, with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information in their possession or control, including for the avoidance of doubt, GDPR, and (iii) used commercially reasonable measures consistent with standard industry practices to ensure the security of the IT Assets and confidentiality, privacy and security of Personal Information.

5.21.Insurance

.  All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks.  Each Insurance Policy is in full force and effect and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or event of default, or permit a termination of any of the Insurance Policies.  The Company has made available to Parent correct and complete copies or summary descriptions of the Insurance Policies.

5.22.Takeover Statutes

.  Within ten days of the date of this Agreement, the Company will take all action necessary to render inapplicable any control share acquisition, business combination, or other similar anti-takeover provision under the Company’s Organizational Documents or any applicable Takeover Statute that is or could become applicable to Parent, this Agreement, the Merger or the other transactions contemplated hereby.

5.23.Brokers and Finders

.  Neither the Company nor any of its directors or employees (including any officers) has employed any broker, finder or investment bank or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Special Committee has employed Allen & Company as its financial advisor, whose fees and expenses will be paid by the Company.  The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Allen & Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.  Prior to or at the Closing, Parent and Merger Sub shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 5.23 that may be due in connection with the transactions contemplated by this Agreement.

5.24.No Other Representations or Warranties; Non-Reliance

.  Except for the express written representations and warranties made by the Company, neither the Company nor any of its Representatives or any other Person makes any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and the Company hereby expressly disclaims making any such other representations or warranties.  With respect to the preceding sentence, Ultimate Parent, Parent and Merger Sub hereby expressly disclaim that any of Ultimate Parent, Parent, Merger Sub or any of their respective Affiliates or Representatives has relied on or are relying on any representations or warranties regarding the Company, other than the express written representations and warranties of the Company expressly set forth in this Agreement, and Ultimate Parent, Parent and Merger Sub hereby further acknowledge that none of the Company, any of its Representatives or any other Person shall have or be subject to any liability to any of Ultimate Parent, Parent, Merger Sub or any of their Affiliates or Representatives resulting from the use of or access to any information, documents, data, instruments or materials made available to them in any physical or electronic form (including in any “virtual data room”) or pursuant to any management presentation, confidential memoranda, or otherwise, in expectation of this Agreement and the Merger.  Notwithstanding the foregoing provisions of this Section 5.24, nothing in this Section 5.24 shall limit Ultimate Parent’s, Parent’s or Merger Sub’s remedies with respect to claims against the Company for fraud or intentional or willful misrepresentation by the Company, its Subsidiaries or any of its or their respective Affiliates in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement.

Article VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in any reports, forms, statements, certifications and documents required to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by Parent (including notes, exhibits and schedules thereto and all information incorporated by reference and any amendments and supplements thereto) on or after the Applicable Date and prior to the date of this Agreement and publicly available, but excluding, in each case, any Excluded Disclosure or in the corresponding sections of the confidential disclosure letter delivered to the Company by Parent prior to or concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties set forth in this made by Parent or Merger Sub in this Agreement, disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1.Organization, Good Standing and Qualification

.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to consummate the transactions contemplated by this Agreement.  Merger Sub has been organized for the sole purpose of consummating the Merger and the other transactions contemplated by this Agreement and, since its date of incorporation, has conducted no business activities or operations other than as necessary to facilitate the consummation of the Merger and the other transactions contemplated by this Agreement.

6.2.Corporate Authority.

(a)Each of Parent and Merger Sub has all requisite corporate or similar power and authority and has taken all corporate and limited liability company action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to approval of this Agreement by Parent (as the sole stockholder of Merger Sub).  This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3.Governmental Filings; No Violations.

(a)Other than the Governmental Approvals, no expirations of waiting periods are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by  Parent or Merger Sub with, nor are any required to be obtained by  Parent or Merger Sub from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by  Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not have a Parent Material Adverse Effect.

(b)The execution, delivery and performance of this Agreement by  Parent and Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Parent, Merger Sub or any of their  Subsidiaries, or (ii) conflict with or result in a violation of any Law or Order to which either Parent or Merger Sub is subject, except in the case of clause (ii) as would not have a Parent Material Adverse Effect.

6.4.Compliance with Laws

.  The businesses of Parent and Merger Sub have not been, and are not being, conducted in violation of any applicable Law, except for such non-compliance as would not have a Parent Material Adverse Effect.

6.5.Litigation.

(a)There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any of their Affiliates which, were any such Proceeding to result in an Order adverse to Parent, Merger Sub or any of their Affiliates, would have a Parent Material Adverse Effect.

(b)Neither Parent nor Merger Sub, or any of their Affiliates, is a party to or subject to the provisions of any Law or Order that would have a Parent Material Adverse Effect.

6.6.Absence of Certain Changes

.  Since the Applicable Date and through the date of this Agreement, there has not occurred any event, change, development, circumstance or fact that, individually or taken together with any other events, changes, developments, circumstances, facts or effects, have had a Parent Material Adverse Effect.

6.7.Available Funds

.  At the Closing, Parent will have available to it, or will cause Merger Sub to have available to it, immediately available cash funds sufficient to pay, in full, all amounts required to be paid by Parent and Merger Sub pursuant to Article IV of this Agreement and otherwise to consummate the transactions contemplated by this Agreement (including the payment of all fees and expenses payable by Ultimate Parent, Parent and Merger Sub in respect thereof).

6.8.Brokers and Finders

.  Neither Parent nor any of its directors or employees (including any officers) has employed any broker, finder or investment bank or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the transactions contemplated by this Agreement, except that Parent has employed Citigroup Global Markets Inc. as its financial advisor, whose fees and expenses will be paid by Parent.

6.9.No Other Representations or Warranties; Non-Reliance

.  Except for the express written representations and warranties made by Ultimate Parent, Parent and Merger Sub, none of Ultimate Parent, Parent, Merger Sub or any of their Representatives or any other Person makes any express or implied representation or warranty with respect to Ultimate Parent, Parent, Merger Sub or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and Ultimate Parent, Parent and Merger Sub each hereby expressly disclaims making any such other representations or warranties.  With respect to the preceding sentence, the Company hereby expressly disclaims that the Company or any of its respective Affiliates or Representatives has relied on or are relying on any representations or warranties regarding Ultimate Parent, Parent or Merger Sub, other than the express written representations and warranties of Ultimate Parent, Parent or Merger Sub expressly set forth in this Agreement, and the Company hereby further acknowledges that none of Ultimate Parent, Parent, Merger Sub, any of their Representatives or any other Person shall have or be subject to any liability to any of the Company or its Affiliates or Representatives resulting from the use of or access to any information, documents, data, instruments or materials made available to them in any physical or electronic form (including in any “virtual data room”) or pursuant to any management presentation, confidential memoranda, or otherwise, in expectation of this Agreement and the Merger.  Notwithstanding the foregoing provisions of this Section 6.9, nothing in this Section 6.9 shall limit the Company’s remedies against Ultimate Parent, Parent or Merger Sub with respect to claims against Ultimate Parent, Parent, or Merger Sub for fraud or intentional or willful misrepresentation by Ultimate Parent, Parent, Merger Sub or any of their Affiliates in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement.

Article VII

Covenants

7.1.Interim Operations.

(a)The Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, with such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly required by this Agreement or as required by applicable Law, conduct its business in the Ordinary Course of Business and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use their respective reasonable best efforts to, preserve its and their business organizations intact and maintain satisfactory relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents.  Without limiting the generality of and in furtherance of the foregoing sentence, from the date of this Agreement until the Effective Time, except as otherwise expressly required by this Agreement, required by applicable Law, required by the express terms of any Company Material Contract made available to Parent, as approved in writing by Parent or set forth in the corresponding subsection of Section 7.1(a) of the Company Disclosure Letter, the Company shall not and shall cause its Subsidiaries not to:

(i)adopt or propose any change in its Organizational Documents;

(ii)merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii)acquire assets from any other Person, other than acquisitions of Programs or other goods in the Ordinary Course of Business;

(iv)issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares, Preferred Stock or 2015 Warrants) or of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or such convertible or exchangeable securities (other than (A) the Voting Agreement and the AMC Transaction Documents and (B) the issuance of shares of capital stock (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) in respect of Company Equity Awards outstanding as of the date of this Agreement or issued after the date of this Agreement in accordance with Section 7.1(a)(xxiii), in each case in accordance with their terms and, as applicable, the Incentive Plan as in effect on the date of this Agreement or (3) pursuant to the terms of the Preferred Stock, the 2015 Warrants or the AMC Warrants);

(v)enter into any Contracts or other arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand, except for compensatory arrangements entered into in the Ordinary Course of Business with Company Employees consistent with Section 7.1(a)(xxiii) and transactions with Ultimate Parent or its Affiliates;

(vi)create or incur any Encumbrance that is not incurred in the Ordinary Course of Business on any of the assets of the Company or any of its Subsidiaries;

(vii)make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries);

(viii)declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares), except for (A) dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company and (B) dividends required to be paid in accordance with the terms of the Company’s existing Preferred Stock;

(ix)reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares, Preferred Stock and 2015 Warrants);

(x)incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security);

(xi)enter into any Contract that would have been a Company Material Contract had it been entered into prior to this Agreement, other than Contracts entered into in the Ordinary Course of Business with payment obligations not to exceed $250,000;

(xii)other than with respect to Company Material Contracts related to Indebtedness, which shall be governed by Section 7.1(a)(x), terminate or amend, modify, supplement or waive, or assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Company Material Contract, except for (x) expirations of any such Contract in the Ordinary Course of Business and in accordance with the terms of such Contract with no further action by the Company, any of its Subsidiaries or other party to such Contract, except for any ministerial actions, (y) non-exclusive licenses under Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course of Business or (z) terminations, amendments, modifications, assignments, conveyances, transfers or expirations where, concurrent therewith, the Company or a Subsidiary, as applicable, enters into a replacement Contract providing substantially similar property, products or services on substantially similar terms;

(xiii)cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any material rights;

(xiv)except as expressly provided for by Section 7.13, amend, modify, terminate, cancel or let lapse an Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement self-insurance programs are established by the Company or one or more of its Subsidiaries or replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xv)other than with respect to Transaction Litigation, which shall be governed by Section 7.17, and settlement of trade accounts payable in the Ordinary Course of Business, settle or compromise any Proceeding for an amount in excess of $100,000 individually or $250,000 in the aggregate during any calendar year;

(xvi)make any changes with respect to the legal structure of the Company and its Subsidiaries or to their accounting policies or procedures, except as required by changes in GAAP;

(xvii)enter into any line of business in any geographic area other than the existing lines of business of the Company and its Subsidiaries and lines of products and services reasonably ancillary to any existing line of business, in any geographic area for which a License (if one is required) authorizing the conduct of such business, product or service in such geographic area is held by it or any of its Subsidiaries, or, except as currently conducted, engage in the conduct of any business in any jurisdiction that would require the receipt or transfer of any License issued by any Governmental Entity;

(xviii)make any material changes to the existing lines of business of the Company and its Subsidiaries or adopt or make any material modifications to the Company’s strategic plan (including with respect to the Company’s and its Subsidiaries’ subscription video on demand (SVOD) business);

(xix)make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim, audit, assessment or dispute, surrender any right to claim a refund or take any action which would be reasonably expected to result in an increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(xx)transfer, sell, lease, divest, cancel, allow to lapse or expire, or otherwise dispose of or transfer, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible, including any Intellectual Property Rights and Programs), Licenses, product lines or businesses of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the Ordinary Course of Business or sales of obsolete assets;

(xxi)cancel, abandon or otherwise allow to lapse or expire any Company Intellectual Property Rights, except in the Ordinary Course of Business with respect to Intellectual Property Rights that are not material to any business of the Company or any of its Subsidiaries;

(xxii)amend or fail to comply with the Privacy and Security Policies, or alter the operation or security of any IT Assets owned, used or held for use in the operation of the Company’s and its Subsidiaries’ businesses, in each case, in a manner that would be less protective of any IT Assets, Personal Information or any other confidential or proprietary information that is in the Company’s or any of its Subsidiaries’ possession or control, including any information stored on or processed by such IT Assets;

(xxiii)except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement and set forth in Section 7.1(a)(xxiii) of the Company Disclosure Letter, (A) increase in any manner the compensation or fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or make any extensions of credit in the form of a personal loan to any Company Employee (other than routine travel advances issued in the Ordinary Course of Business), (G) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees and target cash bonus opportunity in excess of $100,000 or (H) terminate the employment of any executive officer other than for cause;

(xxiv)become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xxv)fail to maintain policies and procedures designed to ensure compliance with the FCPA and Other Anti-Bribery Laws;

(xxvi)fail to maintain policies and procedures designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction;

(xxvii) take any action or fail to take any action that is reasonably expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied; or

(xxviii) agree, authorize or commit to do any of the foregoing.

(b)Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective

Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2.Acquisition Proposals; Change of Recommendation.

(a)No Solicitation.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, except as expressly permitted by this Section 7.2, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its and their directors and employees (including officers), not to, and shall instruct its Representatives not to, directly or indirectly:

(i)initiate, solicit, propose or knowingly encourage or otherwise knowingly facilitate any inquiry or the making of any proposal or offer that constitutes or, would reasonably be expected to lead to, an Acquisition Proposal;

(ii)engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to inform any Person who has made any inquiry with respect to, or who has made, an Acquisition Proposal of the provisions of this Section 7.2);

(iii)provide any information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books and records to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv)enter into any Alternative Acquisition Agreement;

(v)take any action to exempt any third party from the restrictions on “business combinations” or acquisitions or voting of Common Stock under any applicable Takeover Statute or otherwise cause such restrictions not to apply;

(vi)grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an Acquisition Proposal; or

(vii)agree, authorize or commit to do any of the foregoing.

(b)Window Shop Exceptions.  Notwithstanding anything to the contrary set forth in Section 7.2(a), but subject to the provisions of Section 7.2(c), prior to the time, but not after, the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal, the Company (through the Special Committee and its Representatives) may:

(i)provide non-public Company and other information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request to the Person who made such Acquisition Proposal; provided that such information or data has previously been made available to Parent or its Representatives, or if not previously made available to Parent or its Representatives, such information or data is made available to Parent not later than 24 hours after the time such information and data is made available to such Person, and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain any “standstill” or other similar provisions, and provided that such confidentiality agreement shall not include any restrictions that could reasonably be expected to restrain the Company from satisfying its information and Parent notification obligations contemplated by Section 7.2(c)) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii)engage or otherwise participate in any discussions or negotiations with any such Person regarding such unsolicited, bona fide written Acquisition Proposal (including to request from such Person or its Representatives clarification of the terms and conditions of such Acquisition Proposal to the extent necessary for the Special Committee and its Representatives to become fully informed with respect to such proposed terms and conditions), if, and only if, prior to taking any action described in clause (i) or clause (ii) of this Section 7.2(b), the Special Committee determines in good faith, after consultation with outside legal counsel, that (A) based on the information then available and after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably expected to result in a Superior Proposal and (B) based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)Notice of Acquisition Proposals.  The Company shall promptly (but, in any event, within 48 hours) give notice to Parent of (i) any inquiries, proposals or offers with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal received by the Company or the Special Committee (or its Representatives), (ii) any request for non-public information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books or records in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal received by the Company, the Special Committee (or its Representatives), or (iii) any new substantive developments or discussions or negotiations relating to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal being conducted by or on behalf of the Company or the Special Committee (or their Representatives) with respect to an Acquisition Proposal, setting forth in such notice, to the extent not theretofore publicly disclosed or previously disclosed to Parent, the name of the applicable Persons who made the Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal or inquiry, proposal or offer and the request for the information or data (including, if applicable, correct and complete copies of any written Acquisition Proposals and other proposed transaction documentation (or where no written proposed transaction documentation have been provided to the Company, a reasonably detailed written summary of the proposed transaction terms then-known by the Company or Special Committee), and thereafter shall keep Parent reasonably informed, on a prompt basis (but, in any event, within 24 hours of any substantive development or change in status) of the status and terms and conditions of any such Acquisition Proposals, inquiries, proposals or offers, or information requests (including any amendments or supplements thereto) and the status of any such substantive developments or discussions, or negotiations, and (B) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent by or provided to the Company or the Special Committee (or their Representatives) from any Person that describes any of the terms or conditions of any Acquisition Proposal. Parent shall promptly (but, in any event, within 48 hours) give notice and copies to the Special Committee of all communications and documentation relating to any Acquisition Proposal Parent receives in its capacity as a stockholder of the Company to the extent any such Acquisition Proposal or communications or documentation in respect thereof has not previously been delivered or made available to the Special Committee or is not publicly available.

(d)Change of Recommendation Permitted in Certain Circumstances.

(i)Except as permitted by Section 7.2(d)(ii) and Section 7.2(e), none of the Company Board, the Special Committee or any other committee of the Company Board shall:

(A)withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(B)fail to include the Company Recommendation in the Proxy Statement;

(C)at any time following receipt of an Acquisition Proposal (other than a tender or exchange offer as contemplated by clause (D) below that has been publicly disclosed), fail to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five Business Days) after receipt of any written request to do so from Parent;

(D)fail to recommend rejection (pursuant to Rule 14e-2(a)(1) under the Exchange Act and under cover of Schedule 14D-9 filed by the Company with the SEC) of any tender offer or exchange offer for outstanding Shares that has been commenced by any Person (other than by Parent or an Affiliate of Parent) pursuant to Rule 14d-2 under the Exchange Act on or prior to the 10th Business Day after such commencement;

(E)approve, authorize or recommend (or determine to approve, authorize or recommend) or publicly declare advisable any Acquisition Proposal or other proposal that would be reasonably expected to lead to an Acquisition Proposal or any Alternative Acquisition Agreement; or

(F)agree, authorize or commit to do any of the foregoing (any action described in clauses (A) through (E) of this Section 7.2(d)(i) being referred to as a “Change of Recommendation”).

(ii)Notwithstanding anything to the contrary set forth in this Section 7.2(d) or elsewhere in this Agreement, at any time prior to the time the Requisite Company Vote is obtained, the Special Committee may make a Change of Recommendation and terminate this Agreement pursuant to Section 9.3(b) if:  (A) an unsolicited, bona fide written Acquisition Proposal that was not obtained in breach of Section 7.2 is received by the Company and has not been withdrawn, and (B) the Special Committee determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that (x) a Change of Recommendation and termination by the Company of Agreement pursuant to Section 9.3(b) may not be made unless and until the Company has given Parent written notice that the Special Committee intends to convene a meeting of the Special Committee to consider or take any other action with respect to making such Change of Recommendation together with a reasonably detailed description of the Superior Proposal (it being hereby acknowledged and agreed that the provision to Parent of all proposed definitive transaction documentation providing for such Superior Proposal shall be deemed to satisfy such description requirement pursuant to this Section 7.2(d)(i)) at least four Business Days in advance of convening such meeting of the Special Committee or taking such other action (the “Superior Proposal Notice Period”), which notice shall also comply with the provisions of Section 7.2(c); (y) during the pendency of the Superior Proposal Notice Period, if requested by Parent, the Special Committee shall, and shall authorize and instruct its Representatives to, negotiate in good faith with Parent and its Representatives to revise this Agreement (in the form of a proposed binding amendment to this Agreement) to enable the Special Committee to determine in good faith, after consultation with its outside legal counsel and its financial advisor, that after giving effect to the modifications contemplated by such proposed amendment, such Acquisition Proposal would no longer constitute a Superior Proposal; and (z) at the expiration of the Superior Proposal Notice Period, and at such meeting of the Special Committee, the Special Committee, after having taken into account the modifications to this Agreement proposed by Parent in the manner and form described in clause (y) above, shall have determined in good faith, after consultation with outside legal counsel and its financial advisor, that a failure to make a Change of Recommendation and to terminate this Agreement pursuant to Section 9.3(b) and to abandon the Merger would be inconsistent with the fiduciary duties of the Company’s directors constituting the Special Committee under applicable Law (it being understood that any revisions to the financial terms of, or any material revisions to any of the other substantive terms of, any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(c) and this Section 7.2(d)(ii), including for purposes of commencing a new Superior Proposal Notice Period, except that subsequent to the initial Superior Proposal Notice Period, the subsequent Superior Proposal Notice Period shall be reduced to two Business Days).

(iii)Notwithstanding anything to the contrary in this Section 7.2(d) or elsewhere in this Agreement, at any time prior to the time the Requisite Company Vote is obtained, the Special Committee may make a Change of Recommendation and terminate this Agreement pursuant to Section 9.3(b) if (A) an Intervening Event shall have occurred and be continuing and (B) the Special Committee determines in good faith, after consultation with its outside legal counsel and its financial advisor, that the failure to make a Change of Recommendation as a result of such Intervening Event would be inconsistent with the fiduciary duties of the Company’s directors constituting the Special Committee under applicable Law, provided, however, that (x) a Change of Recommendation and termination by the Company of this Agreement pursuant to Section 9.3(b) may not be made unless and until the Company has given Parent written notice that the Special Committee intends to convene a meeting of the Special Committee to consider or take any other action with respect to making such Change of Recommendation together with a reasonably detailed description of the nature of the Intervening Event that has occurred and is continuing, at least four Business Days in advance of convening such meeting of the Special Committee or taking such other action (the “Intervening Event Notice Period”), which notice shall also comply with the provisions of Section 7.2(c); (y) during the pendency of the Intervening Event Notice Period, if requested by Parent, the Special Committee shall, and shall authorize and instruct its Representatives to, negotiate in good faith with Parent and its Representatives, to revise this Agreement (in the form of a proposed binding amendment to this Agreement) to enable the Special Committee to determine in good faith, after consultation with its outside legal counsel and financial advisor that, after giving effect to the modifications contemplated by such proposed amendment, the failure of the Special Committee to make a Change of Recommendation and to terminate this Agreement pursuant to Section 9.3(b), would be inconsistent with the fiduciary duties of the Company’s directors constituting the Special Committee under applicable Law; and (z) at the expiration of the Intervening Event Notice Period, and at the meeting of the Special Committee, the Special Committee, after having taken into account the modifications to this Agreement proposed by Parent in the manner and form described in clause (y) above, shall have determined in good faith, after consultation with outside counsel, that a failure to make a Change of Recommendation and to terminate this Agreement pursuant to Section 9.3(b) and to abandon the Merger would be inconsistent with the fiduciary duties of the Company’s directors constituting the Special Committee under applicable Law.

(e)Certain Permitted Disclosure.  Nothing set forth in this Section 7.2 or elsewhere in this Agreement shall prohibit the Company from (i) making any disclosure to the holders of Common Stock if the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to make any such disclosure would be inconsistent with the fiduciary duties of the Company’s directors constituting the Special Committee under applicable Law, (ii) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A under the Exchange Act, or (iii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.  For the avoidance of any doubt, notwithstanding any provision of this Agreement, a factually accurate public or other statement or disclosure made by the Company (including in response to any unsolicited inquiry, proposal or offer made by any Person to the Company not in violation of Section 7.2(a)) that describes the existence and operation of the terms and provisions of this Section 7.2 shall not, in itself, constitute a Change of Recommendation for any purpose of this Agreement; provided that if any disclosures or communications of the type described in clauses (i) and (ii) of this Section 7.2(e) fail to expressly reaffirm therein the Company Recommendation, such disclosure or communication shall constitute a Change of Recommendation for all purposes of this Agreement.

(f)Existing Discussions.  The Company (i) has, as of the date hereof, ceased and caused to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to the date hereof with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal, and (ii) shall promptly (but in any event within 24 hours of the execution and delivery of this Agreement) (A) deliver a written notice to each such Person (1) providing that the Company is ending all discussions and negotiations with such Person with respect to any potential transaction and (2) if such

Person has executed a confidentiality agreement, requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries pursuant to the terms of such agreement, and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g)Anti-Takeover and Standstill Provisions.  From the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not take any action to exempt any Person (other than Ultimate Parent, Parent and Merger Sub) from the restrictions, prohibitions and provisions of any Takeover Statute or to terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided that irrespective of the foregoing, the Company shall be permitted to exempt any such Person from the restrictions, prohibitions and provisions of any Takeover Statute and to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar agreement if the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company’s directors constituting the Special Committee under applicable Law.

(h)Parent hereby waives the provisions of Sections 4.1(A) and 4.12 of the Investment Agreement for the sole purpose of (and solely to the extent necessary for) facilitating and permitting the Company, the Special Committee and their respective Representatives to take all actions permitted to be taken as set forth in this Section 7.2 and elsewhere in this Agreement that, but for the waiver hereby, would or may otherwise be prohibited or restricted by such provisions of the Investment Agreement, and Parent hereby consents in its capacity as the “Investor” under the Investment Agreement to the Company’s and the Special Committee’s taking of the actions permitted to be taken in this Section 7.2 and elsewhere in this Agreement.

7.3.Company Stockholders Meeting.

(a)Unless a Change in Recommendation shall have been made by the Special Committee in accordance with Section 7.2(d) or this Agreement shall have been terminated pursuant to Article IX, the Company shall, as promptly as practicable after the later of (x) the 10-day waiting period prescribed by Rule 14a-6(a) under the Exchange Act and (y) the date on which the SEC’s staff orally confirms to the Company or its Representatives that will not have any, or that it has no further, comments with respect to the Proxy Statement (such later date, the “Clearance Date”), duly call, give notice of and convene (in accordance with applicable Law and the Company’s Organizational Documents) the Company Stockholders Meeting for the purpose of submitting this Agreement to the holders of Common Stock for their consideration and to seek to obtain the Requisite Company Vote; it being hereby acknowledged and agreed that the date of the Company Stockholders Meeting shall not be less than 30 days after notice of the Company Stockholders Meeting is first published, sent or given by the Company to the holders of Common Stock (and, pursuant to NRS 92A.120(4) and 92A.410, the holders of Preferred Stock). The Company shall (i) as promptly as practicable after the Clearance Date, cause the Proxy Statement (and all related materials) to be mailed in definitive form to holders of Common Stock and Preferred Stock and (ii) subject to Section 7.2(d), use its reasonable best efforts (including by means of engagement by the Company of a nationally recognized proxy solicitation firm) to solicit proxies from the holders of Shares to seek to obtain the Company Requisite Vote.

(b)The Company shall make the inquiry required by Rule 14a-3(1) under the Exchange Act within the time period specified by Rule 14a-3(a)(3). The record date for holders of Common Stock entitled to notice of and to vote at the Company Stockholders Meeting (the “Record Date”) shall be mutually agreed to by Parent and the Company. Once the Record Date has been established, the Company shall not change the Record Date or establish a different such date without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Section 7.3(b) or elsewhere in this Agreement to the contrary, nothing shall prohibit the Company from postponing, adjourning or otherwise delaying the Company Stockholders Meeting if (and only if) the Special Committee has determined in good faith, after consultation with its outside counsel, that the Company is required to postpone, adjourn or delay the Company Stockholders Meeting pursuant to any request by the SEC’s staff or order to update, correct or otherwise make any necessary additional disclosures to the holders of Common Stock such that the Proxy Statement does not contain any untrue statement of material fact, or omit to state any material fact necessary, in order to make the statements made, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company Stockholders Meeting shall not be postponed, adjourned or delayed for more than ten Business Days in the aggregate without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.  The Company agrees that, unless the Special Committee has made a Change of Recommendation pursuant to and in accordance with the terms and conditions of Section 7.2(d) or this Agreement is terminated pursuant to Article IX, its obligations to hold the Company Stockholders Meeting pursuant to this Section 7.3 shall not be affected by the commencement, announcement or disclosure of or communication to the Company of any Acquisition Proposal, and the Company shall continue to take all lawful action to obtain the Requisite Company Vote, including the solicitation of proxies therefor. in the manner set forth in this Section 7.3.

(c)The Company agrees (i) to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing voting reports compiled by the Company’s proxy solicitation firm) and (ii) to give written notice to Parent one day prior to the Company Stockholders Meeting and on the day of, but prior to the Company Stockholders Meeting, indicating whether as of such date, sufficient proxies representing the Requisite Company Vote have been obtained.

(d)Without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, matters related to the approval of this Agreement and matters required by Regulation S-K, shall be the only matters that the Company may propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

7.4.Parent Vote.

So long as there has been no Change of Recommendation, Parent shall vote or cause to be voted any Shares beneficially owned by it or any of its Affiliates or with respect to which it or any of its Affiliates has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the approval of this Agreement at any meeting of stockholders of the Company, at which this Agreement shall be submitted for approval and at all adjournments, recesses or postponements thereof.

7.5.Approval of Sole Stockholder of Merger Sub.

As promptly as practicable after the execution and delivery of this Agreement, Parent (in its capacity as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent or similar binding authorization approving Merger Sub’s execution and delivery of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement.

7.6.Disclosure Documents; Other Regulatory Matters.

(a)Disclosure Documents.

(i)As promptly as practicable after the date of this Agreement, but in any event within 15 Business Days after the date of this Agreement, (A) the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendments or supplements thereto, the “Proxy Statement”) and (B) Parent shall prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Merger (such Rule 13e-3 Transaction Statement, including any amendments or supplements thereto, the “Schedule 13E-3”).  Except under the circumstances expressly permitted by Section 7.2(d)(ii), the Proxy Statement shall include the Company Recommendation.

(ii)The Company shall ensure that the Proxy Statement complies in all material respects as to form and substance with the provisions of the Exchange Act, and Parent shall ensure that the Schedule 13E-3 complies in all material respects as to form and substance with the provisions of the Exchange Act.

(iii)The Company and Parent each shall ensure that none of the information supplied by it or any of its Affiliates for inclusion or incorporation by reference in the Proxy Statement and the Schedule 13E-3 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (A) in the case of the Proxy Statement, at the date of mailing to stockholders of the Company, at the time of the Company Stockholders Meeting or at the time of filing with the SEC (as applicable), and (B) in the case of the Schedule 13E-3, at the time of filing with the SEC; provided, however, that the Company, on the one hand, and Parent and Merger Sub, on the other hand, assume no responsibility with respect to information supplied by or on behalf of the other Party or its Affiliates for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3.

(iv)If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that either the Proxy Statement or the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties.  After any such notification relating to the Proxy Statement, the Company shall, as and to the extent required by applicable Law, promptly (A) prepare and file an amendment or supplement to the Proxy Statement and (B) cause the Proxy Statement as so amended or supplemented to be disseminated to its stockholders.  After any such notification relating to the Schedule 13E-3, Parent shall, to the extent required by applicable Law, promptly prepare and file with the SEC an amendment or supplement to the Schedule 13E-3.

(v)Prior to filing or mailing the Proxy Statement and any other documents and communications related to the Company Stockholders Meeting (in the case of the Company) or the Schedule 13E-3 (in the case of Parent), the Company and Parent (as the case may be) shall provide the other Party and its outside legal counsel and other Representatives with a reasonable opportunity to review and comment on drafts of such documents and shall consider in good faith all such comments promptly and reasonably proposed by the other Party.

(vi)Without limiting the generality of the other provisions of Section 7.7, the Company and Parent shall (A) promptly notify the other of the receipt of all comments from the SEC with respect to the Proxy Statement and Schedule 13E-3, respectively, and of any request by the SEC for any amendment or supplement to the Proxy Statement or Schedule 13E-3 or for additional information, (B) as promptly as practicable following receipt thereof provide the other with copies of all correspondence with the SEC with respect to the Proxy Statement and Schedule 13E-3 and (C) provide the other Party’s outside legal counsel and its other applicable Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC relating to the Proxy Statement or Schedule 13E-3.  The Company and Parent each shall, as applicable and subject to the requirements of Section 7.6(a)(v), use its best efforts to promptly provide responses to the SEC with respect to all comments and requests received on the Proxy Statement and Schedule 13E-3, respectively, by the SEC.  The Company shall cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b)Other Regulatory Matters.

(i)Except to the extent a different standard of efforts has been expressly agreed to and set forth in any provision of this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and filing as promptly as practicable after the date of this Agreement documentation to effect all necessary notices, reports, consents, registrations, approvals, permits, authorizations, expirations of waiting periods and other filings and to obtain as promptly as practicable after the date of this Agreement all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity, including the Governmental Approvals, in order to consummate the transactions contemplated by this Agreement.

(ii)Notwithstanding anything to the contrary set forth in this Agreement:

(A)in no event shall (1) any Party or any of its Affiliates be required to agree to any term, condition, liability, obligation, requirement, limitation, qualification, remedy, commitment, sanction or other action imposed, required or requested by a Governmental Entity in connection with its grant of any consent, registration, approval, permit or authorization, including the Governmental Approvals, necessary or advisable in order to consummate the transactions contemplated by this Agreement to be obtained from any Governmental Entity that is not conditioned upon the consummation of the transactions contemplated by this Agreement or (2) the Company or any of its Affiliates agree to any term, condition, liability, obligation, requirement, limitation, qualification, remedy, commitment, sanction or other action in connection with the obtaining of any such consent, registration, approval, permit or authorization necessary that is not conditioned upon the consummation of the transactions contemplated by this Agreement without the prior written consent of Parent and subject to Section 7.6(b)(ii)(B); and

(B)the Parties hereby acknowledge and agree that neither this Section 7.6(b) nor the “reasonable best efforts” standard shall require, or be construed to require, Parent or any of its Affiliates, (1) to resist, vacate, limit, reverse, suspend or prevent, through litigation, any actual, anticipated or threatened Order seeking to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the transactions contemplated by this Agreement or (2) in order to obtain any consent, registration, approval, permit or authorization, including the Governmental Approvals, necessary or advisable in order to consummate the transactions contemplated by this Agreement to be obtained from any Governmental Entity, to agree to any term, condition, liability, obligation, requirement, limitation, qualification, remedy, commitment, sanction or other action that would be reasonably likely to have a material adverse effect on the anticipated benefits to Parent and its Affiliates of the transactions contemplated by this Agreement; provided that Parent may compel the Company to (and to cause its Subsidiaries to) agree to any such term or condition or take any such actions (or agree to take such actions) so long as the effectiveness of such term or condition or action is conditioned upon the consummation of the Merger.

(iii)Cooperation.  Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, any of their respective Affiliates and any of their respective Representatives, that appears in any filing made with, or written materials submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement.  Neither the Company nor Parent shall permit any of its or its Subsidiaries’

Representatives to participate in any discussions or meetings with any Governmental Entity in respect of any documentation to effect all necessary notices, reports, consents, registrations, approvals, permits, authorizations, expirations of waiting periods and other filings or any investigation or other inquiry relating thereto or to the transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate.  Each of the Company and Parent, as applicable, shall (and shall cause their respective Affiliates to) promptly provide or cause to be provided to each Governmental Entity of non-privileged or protected information and documents reasonably requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement.

7.7.Status and Notifications.

(a)The Company and Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated by this Agreement (including in connection with the Proxy Statement and Schedule 13E-3) and shall, as promptly as practicable, (i) notify the other of any notices or communication from or with any Governmental Entity concerning the transactions, (ii) furnish the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of its Affiliates from any third party, including any Governmental Entity, with respect to such transactions and (iii) furnish the other with all information as may be necessary or advisable to effect such notices and communications.  The Company and Parent shall give prompt notice to each other of any events, changes, developments, circumstances or facts that individually or in the aggregate, has had or would reasonably be expected to (x) in the case of the Company, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation by the Company of the transactions contemplated by this Agreement, (y) in the case of Parent, have a Parent Material Adverse Effect, or (z) in the case of either the Company or Parent, result in any non-compliance or violation of any of the respective representations, warranties or covenants of the Company, Ultimate Parent, Parent or Merger Sub, as applicable, set forth in this Agreement, to the extent that any such non-compliance or violation would reasonably be expected to result in a failure of any of the conditions set forth in Sections 8.2(a), 8.2(b), 8.3(a) or 8.3(b), as applicable.

7.8.Third-Party Consents and Encumbrance Terminations

.

(a)The Company shall use its, and shall cause its Subsidiaries to use their, reasonable best efforts to take or cause to be taken all actions reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to give and obtain as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments or other modification required under any Company Material Contract to which Company or any of its Subsidiaries is bound (the “Third-Party Consents”), and in connection therewith, neither the Company nor any of its Subsidiaries shall (a) make any payment of a consent fee, “profit sharing” payment, “make whole” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend, supplement or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of obtaining any Third-Party Consents without the prior consent of Parent; provided, however, that Parent may compel the Company to (and to cause the Company’s Affiliates to) take any such actions so long as the effectiveness of such action is contingent upon the consummation of the Merger.

(b)The Company shall use its, and shall cause its Subsidiaries to use their, reasonable best efforts to take or cause to be taken all actions reasonably necessary and proper or advisable on its part under this Agreement and applicable Law to obtain as promptly as practicable following the date of this Agreement, in a form reasonably acceptable to Parent, the confirmatory release and termination of each of the Encumbrances set forth on Section 7.8(b)(i) of the Company Disclosure Letter and to file with the appropriate Governmental Entities all such confirmatory releases and terminations, as well as the releases and terminations of Encumbrances set forth on Section 7.8(b)(ii) of the Company Disclosure Letter, and in connection therewith, neither the Company nor any of its Subsidiaries shall (a) make any payment of a consent fee, “profit sharing” payment, “make whole” payment or other consideration (including increased or accelerated payments) or concede anything of value, other than any fees charged by the Governmental Authorities in connection with such filings, (b) other than as expressly set forth in this Section 7.8(b), amend, supplement or otherwise modify any such Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of obtaining any such releases and terminations, without the prior consent of Parent.

7.9.Information and Access.

(a)The Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access throughout the period prior to the Effective Time, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents (to the extent not publicly available) concerning or regarding its businesses, properties and assets (including Intellectual Property Rights and Programs) and personnel as may reasonably be requested by Parent; provided, however, that subject to compliance with the obligations set forth in Section 7.9(b), none of the Company or any of its Subsidiaries shall be required to provide such access or furnish such information and documents to the extent it reasonably determines in good faith, after consultation with the Company’s outside counsel, that doing so would be reasonably likely to (i) result in a violation of applicable Law or (ii) waive the attorney-client privilege or similar protections.

(b)In the event that the Company objects to any request submitted pursuant to Section 7.9(a) on the basis of one or more of the matters set forth in Section 7.9(a), it must do so by providing Parent, in reasonable detail, the nature of what is being withheld and the reasons and reasonable support therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall cooperate with Parent to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in Section 7.9(a), including using reasonable best efforts to take such actions and implement appropriate and mutually agreeable measures to permit such access, including through appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures.

(c)No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.9 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement.

7.10.Delisting and Deregistration

.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, but in any event no more than ten days after the Effective Time and the Surviving Corporation shall file with the SEC (a) a Form 25 on or as promptly as practicable following the Closing Date and (b) a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”).

7.11.Publicity

.  The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release.  Subject to 7.2(d)(ii), and unless and until a Change of Recommendation has occurred and has not been rescinded, Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.  Nothing in this Section 7.11 shall limit the ability of any party hereto to make internal announcements to their respective employees in accordance with Section 7.12(d) that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

7.12.Employee Benefits.

(a)During the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Parent agrees that Parent or one of its Affiliates shall provide (1) each Continuing Employee with an annual base salary or base wage rate that is no less favorable than the annual base salary or base wage rate provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, and (2) the Continuing Employees with target annual cash bonus opportunities, and pension and welfare benefits (excluding equity and long-term incentive compensation) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such employees immediately prior to the Effective Time.

(b)Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable plan of Parent or its Affiliate, as if such service had been performed with Parent, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (i) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (ii) cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(d)Prior to making any written or oral communications to Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(e)Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any Company Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which any of them may maintain.

7.13.Indemnification; Directors’ and Officers’ Insurance

.

(a)From and after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, the Surviving Corporation shall indemnify and hold harmless the Indemnified Parties from and against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with, arising out of or otherwise related to any Proceeding with respect to matters existing or occurring at or prior to the Effective Time (including any Transaction Litigation) arising out of or otherwise related to the fact that the Indemnified Party is or was an officer or director of the Company or its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication from which no further appeal is taken that such person is not entitled to indemnification.

(b)Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for all “run off” or “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, for a claims reporting or discovery period of the Tail Period from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including, without any Transaction Litigation).  If the Company and the Surviving Corporation for any reason fail to obtain such “run off” or “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)Any Indemnified Party wishing to claim indemnification under this Section 7.13, upon learning of any such Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the substantive rights of the indemnifying party.  In the event of any such Proceeding:  (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof (it being understood and agreed that by electing to assume the defense thereof, neither Parent nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that

Parent and the Surviving Corporation shall be obligated pursuant to this Section 7.13(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest, in which case that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used; (ii) if Parent or the Surviving Corporation elects to assume such defense, the Indemnified Parties shall cooperate in the defense of any such matter; (iii) if Parent or the Surviving Corporation elects to assume such defense, the Indemnified Parties shall not be liable for any settlement effected without their prior written consent, and if Parent or the Surviving Corporation elects not to assume such defense, Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; (iv) Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d)During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e)If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.13.

(f)The provisions of this Section 7.13 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.13, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(g)The rights of the Indemnified Parties under this Section 7.13 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waiver or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.13 is not prior to or in substitution of any such claims under such policies).

7.14.Financing Matters

.  From the date of this Agreement to the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms, the Company, at Parent’s sole out-of-pocket expense, shall use its commercially reasonable efforts to, and shall cause its Affiliates and its and their respective Representatives to use their commercially reasonable efforts to, provide all cooperation and information as may be reasonably requested by Parent to assist Parent in the commitment, arrangement, syndication and execution of any bank debt financing necessary to refinance and replace the Credit Agreement and provide for the ongoing capital requirements of the Company and its Subsidiaries (the “Replacement Financing”), including (i) participating in a reasonable number of due diligence sessions, sessions with prospective lenders and investors and other syndication activities, rating agency presentations and lender meetings, if any; (ii) cooperating in the preparation of any syndication and marketing documents and materials customarily used to arrange financings similar to the Replacement Financing and executing customary authorization letters with respect to such syndication and marketing documents and materials; (iii) providing such financial and other information with respect to the Company and its Subsidiaries, respectively, as Parent may reasonably request and which is customarily included in information memoranda and other syndication materials for revolving and term loan facilities, it being hereby agreed and acknowledged that the Company shall be the only Party to determine which, if any, Company information is material and non-public and, prior to such time that any such information is provided to any potential lenders (or such lenders are provided with access to any such information), such lenders shall have or be required to enter into customary confidentiality agreements or arrangements reasonably acceptable to the Company; (iv) assisting in the obtaining of audit reports, authorization letters and consents of accountants with respect to historical financial statements for the Company and its Subsidiaries for inclusion in any customary syndication materials; and (v) negotiating, preparing, signing and entering into any certificates and documents and facilitating the pledging of collateral as may be reasonably necessary in respect of any Replacement Financing; provided, however, that nothing in this Section 7.14 shall require such cooperation to the extent it would (i) require any officer, director or employee of the Company or its Subsidiaries to deliver or be required to deliver any certificate or take any other action to the extent any such action could reasonably be expected to result in personal liability to such officer, director or employee, (ii) require the Company, any of its Affiliates or any of its or their respective Representatives to enter into any Contract, or agree to amend, supplement or otherwise modify any Contract, or agree, authorize or commit to do any of the foregoing to the extent such action is not conditioned on or would be effective prior to the occurrence of the Effective Time or (iii) would unreasonably interfere with the ongoing operations of the business of the Company or any of its Subsidiaries.  Notwithstanding anything express or implied to the contrary in this Section 7.14 or elsewhere in this Agreement to the contrary, under no circumstances shall the availability or procurement of, or failure of any of the Parties to obtain, any Replacement Financing, constitute a condition to any of the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

7.15.Takeover Statutes

. If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement, each of Parent and the Company, the respective members of their boards of directors and the Special Committee shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and shall use their reasonable best efforts to otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.16.Section 16 Matters

.  The Company, and the Company Board (or a duly formed committee thereof consisting of non-employee directors, as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.17.Transaction Litigation

.  In the event that any stockholder litigation (whether asserted derivatively in the name and right of the Company, directly by any holder of Shares or Preferred Shares, in the nature of a class action, or otherwise) arising out of or in connection with to the transactions contemplated by this Agreement is brought, or, to the knowledge of the Company, threatened, against the Company, the officers of the Company, or any members of the Company Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company shall as promptly as practicable notify Parent of such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof.  The Company shall give Parent a reasonable opportunity to participate in the defense and/or settlement of any Transaction Litigation and shall consider in good faith Parent’s and its outside legal counsel’s advice with respect to such Transaction Litigation unless the Company determines in good faith, after consultation with its outside counsel or counsel to the Special Committee, that there may be certain defenses available to it and/or to one or more of the Company’s officers or directors that are different from or in addition to the defenses available to Parent and its Affiliates such that it would not be appropriate for all such defendants to participate jointly in the defense of such Transaction Litigation or to be represented jointly by the same legal counsel in such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent.

7.18.Investment Agreement

.  The Company and Parent shall, prior to the Effective Time, cooperate to take all such actions as may be reasonably necessary or appropriate to terminate the Investment Agreement in accordance with its terms as of the Effective Time.

7.19.Transfer of Securities Beneficially Owned by Johnson Entities

.  The Company shall, prior to the Effective Time, cooperate with Parent to take all such administrative and ministerial actions as may be reasonably necessary or appropriate to consummate the transfer of the Common Stock and 2015 Warrants beneficially owned by the Johnson Entities to Parent prior to the Effective Time, pursuant to the Contribution Agreement.  The Company agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, such instruments or documents and to take such other actions (including providing instructions to the Company’s transfer agent or other custodian of the Company’s securities) as may be reasonably necessary, or as reasonably requested by Parent, to consummate such transfer.

Article VIII

Conditions

8.1.Conditions to Each Party’s Obligation to Effect the Merger

.  The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

Company Stockholder Approval

.  The Requisite Company Vote shall have been obtained at the Company Stockholders Meeting.

No Legal Prohibition

.  No Order or Law (whether temporary, preliminary or permanent) shall be in effect which enjoins, prevents or otherwise prohibits, restrains or makes unlawful the consummation of the Merger and the other transactions contemplated by this Agreement.

8.2.Conditions to Obligations of Parent and Merger Sub

.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

Representations and Warranties

.  Each of the representations and warranties set forth in:  (i) Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Capital Structure) (except, in the case of Section 5.3, for such inaccuracies that are not reasonably expected to result, individually or in the aggregate, in additional cost, expense or liability to Ultimate Parent, Parent and Merger Sub, of more than $250,000 (it being hereby acknowledged and agreed that the foregoing $250,000 limitation is not intended to and shall not establish a materiality standard or threshold for any other provision or purpose of this Agreement)), Section 5.4 (Corporate Authority; Approval and Fairness) and Section 5.11 (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) Section 5.5(a) (Governmental Filings; No Violations; Certain Contracts, Etc.), Section 5.7 (Company Reports), Section 5.8 (Disclosure Controls and Procedures and Internal Control Over Financial Reporting), Section 5.9 (Financial Statements; No Undisclosed Liabilities; “Off-Balance Sheet Arrangements”; Books and Records) Section 5.22 (Takeover Statutes) and Section 5.23 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) (without giving effect to any qualification by “materiality” or “Material Adverse Effect” and words of similar import set forth therein); and (iii) Article V (other than those sections set forth in the foregoing clauses (i) and (ii) of this Section 8.2(a)) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by “materiality” or “Material Adverse Effect” and words of similar import set forth therein) that would not have a Material Adverse Effect.

(b)Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any event, change, development, circumstance, fact or effect that has had a Material Adverse Effect and that remains in effect.

(d)Company Closing Certificate.  Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company certifying that he has read Section 8.2(a), Section 8.2(b) and Section 8.2(c) and that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) are satisfied.

8.3.Conditions to Obligation of the Company.

The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

Representations and Warranties

. Each of the representations and warranties set forth in (i) Section 6.1 (Organization, Good Standing and Qualification), Section 6.2 (Corporate Authority), Section 6.6 (Absence of Certain Changes) and Section 6.7 (Available Funds) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (ii) Article VI (other than those sections set forth in the foregoing clause (i)of this Section 8.3(a)) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by “materiality” or “Parent Material Adverse Effect” and words of similar import set forth therein) that would have a Parent Material Adverse Effect.

(b)Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)Parent and Merger Sub Closing Certificate.  The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that such executive officer has read Section 8.3(a) and Section 8.3(b) and that the conditions set forth in Section 8.3(a) and Section 8.3(b) are satisfied.

Article IX

Termination

9.1.Termination by Mutual Written Consent

.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by mutual written consent of the Company and Parent by action of the Company Board and the sole member of Parent.

9.2.Termination by Either Parent or the Company

.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, by action of either the Company Board or the sole member of Parent if:

(a)the Merger shall not have been consummated by 5:00 p.m. (New York time) on February 28, 2019 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(b)any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

9.3.Termination by the Company

.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Special Committee:

(a)if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue following the date of this Agreement, in either case such that the condition in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of notice thereof by the Company to Parent and (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(b)prior to the time the Requisite Company Vote is obtained, following a Change of Recommendation, but only if (i) the Company is not then in material breach of Section 7.2 of this Agreement and (ii) the Change of Recommendation occurred pursuant to and in accordance with the terms and conditions of Section 7.2(d)(ii) or Section 7.2(d)(iii).

9.4.Termination by Parent

.  This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the sole member of Parent:

(a)if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty days after the giving of notice thereof by Parent to the Company and (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.4(a) shall not be available to Parent if it has breached in any material respect its obligations set forth this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(b)following a Change of Recommendation, if the Requisite Company Vote has not yet been obtained at the Company Stockholders Meeting.

9.5.Effect of Termination and Abandonment

.

(a)Except to the extent provided in Section 9.5(b), in the event of termination of this Agreement pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or any of its Representatives or Affiliates); provided, however, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any knowing and intentional breach of this Agreement and (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

(b)In the event that this Agreement is terminated:

(i)by either the Company or Parent pursuant to Section 9.2(a) [Outside Date]:

(A)any Person shall have made and publicly announced an Acquisition Proposal (whether or not conditional) and such Acquisition Proposal shall not have been publicly withdrawn at least 15 Business Days prior to the date of termination; provided that for purposes of this Section 9.5(b)(i)(A) and Section 9.5(b)(i)(B) all references to 25% in the definition of “Acquisition Proposal” shall be deemed to be references to a “majority” of the outstanding Common Stock, and

(B)within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into, or consummated the transactions contemplated by, an Alternative Acquisition Agreement with respect to an Acquisition Proposal, then on the earlier of the date such Alternative Acquisition Agreement is entered into or the date the transactions contemplated by such Alternative Acquisition Agreement are consummated,

(ii)by Parent pursuant to Section 9.4(b) [Change of Recommendation] as a result of a Change of Recommendation made in accordance with Section 7.2(d)(ii), then promptly, but in no event later than two Business Days after the date of such termination, or

(iii)by the Company pursuant to Section 9.3(b) [Change of Recommendation] as a result of a Change of Recommendation made in accordance with Section 7.2(d)(ii), then immediately prior to or concurrently with such termination, the Company shall pay to Parent a termination fee equal to $6.75 million (the “Superior Proposal Termination Fee”), which payment shall be made to Parent by wire transfer of immediately available cash funds.

(c)In the event that this Agreement is terminated:

(i)by Parent pursuant to Section 9.4(b) [Change of Recommendation] as a result of a Change of Recommendation made in accordance with Section 7.2(d)(iii), then promptly, but in no event later than two Business Days after the date of such termination, or

(ii)by the Company pursuant to Section 9.3(b) [Change of Recommendation] as a result of a Change of Recommendation made in accordance with Section 7.2(d)(iii), then immediately prior to or concurrently with such termination, the Company shall pay to Parent a termination fee equal to the documented, out-of-pocket expenses of Parent incurred in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $3.0 million (the “Intervening Event Termination Fee”), which payment shall be made to Parent by wire transfer of immediately available cash funds.

(d)In no event shall the Company be required to pay both the Superior Proposal Termination Fee and the Intervening Event Termination Fee, or pay either the Superior Proposal Termination Fee or the Intervening Event Termination Fee on more than one occasion.

(e)The parties acknowledge that the agreements set forth in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay the Superior Proposal Termination Fee or the Intervening Event Termination Fee due pursuant to this Section 9.5, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the Superior Proposal Termination Fee or the Intervening Event Termination Fee or any portion thereof, the Company shall pay to Parent and Merger Sub their out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Superior Proposal Termination Fee or the Intervening Event Termination Fee, as applicable, at the prime rate as published by The Wall Street Journal in effect on the date the payment thereof was required to be made from the date such fee was required to be paid through the date of payment.  No payment of the Superior Proposal Termination Fee or the Intervening Event Termination Fee pursuant to this Section 9.5 shall relieve any party to this Agreement of any liability or damages to the other party hereto resulting from any knowing and intentional breach of this Agreement.

Article X

Miscellaneous and General

10.1.Survival

.  Article I, this Article X and the agreements of the Company, Parent and Merger Sub set forth in Article IV, Section 5.24 (No Other Representations or Warranties; Non-Reliance), Section 6.9 (No Other Representations or Warranties; Non-Reliance), Section 7.12 (Employee Benefits), Section 7.13 (Indemnification; Directors’ and Officers’ Insurance), Section 10.3 (Expenses), and the provisions that substantively define any related defined terms not substantively defined in Article I and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time.  Article I, this Article X, the agreements of the Company, Parent and Merger Sub set forth in Section 10.3 (Expenses), Section 9.5 (Effect of Termination and Abandonment) and the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or the termination of this Agreement.

10.2.Notices

. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to another Party shall be in writing and shall be deemed to have been duly given or made on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email (i) at or prior to 5:30 p.m. (New York City time) on a Business Day or (ii) on a day that is not a Business Day or after 5:30 p.m. (New York City time) on a Business Day if such transmission is confirmed by the recipient, (b) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (c) upon actual receipt by the party to whom such notice is required to be given.  Such communications must be sent to the respective Parties at the following street addresses, facsimile numbers or email addresses (or at such other address or number previously made available as shall be specified in a notice given in accordance with this Section 10.2):

(A)If to the Special Committee, to:

c/o RLJ Entertainment, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, Maryland 20910
Attention:	Andor Lazslo and Scott Royster
Facsimile:	(301) 608-9313
Email:	alazslo@rljentertainment.com / sroyster@rljentertainment.com with a copy to (which shall not constitute notice pursuant to this Section 10.2) to:

Greenberg Traurig, LLP
MetLife Building 200 Park Avenue
New York, New York 10166
Attention:	Clifford E. Neimeth, Esq.
Facsimile:	(212) 805-9383
Email:	neimethc@gtlaw.com

(B)If to the Company, to:

RLJ Entertainment

8515 Georgia Avenue, Suite 650

Silver Spring, Maryland 20910

Attention: Miguel Penella, Chief Executive Officer

Facsimile: (310) 608-9313

Email: mpenella@rljentertainment.com

with a copy to (which shall not constitute notice pursuant to this Section 10.2), to:

Arent Fox LLP

1717 K Street, NW
Washington, DC 20006
Attention:	Jeffrey E. Jordan, Esq.
Facsimile:	(202) 857-6395
Email:	jeffrey.jordan@arentfox.com
and to the Special Committee and to its counsel indicated in Section 10.2 I. above

(C)If to Ultimate Parent, Parent or Merger Sub, to:

AMC Networks Inc.
11 Penn Plaza
New York, New York 10001

Attention:	Jamie Gallagher, EVP and General Counsel
Facsimile:	(646) 273-3789
Email:	jamie.gallagher@amcnetworks.com

with a copy to (which shall not constitute notice pursuant to this Section 10.2):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Brian E. Hamilton, Esq.
Facsimile:	(212) 558-3588
Email:	hamiltonb@sullcrom.com

10.3.Expenses

.  Whether or not the Merger is consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including all costs, fees and expenses of its Representatives, shall be paid by the party incurring such cost, fee or expense, except as otherwise expressly provided herein.

10.4.Modification or Amendment; Waiver

.

(a)Subject to the provisions of applicable Law and the provisions of Section 7.13(d), at any time prior to the Effective Time, this Agreement may be modified or amended only by an instrument in writing that is executed by each of the Parties.

(b)The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.5.Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury

.

(a)THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE INTERNAL PROCEDURAL AND SUBSTANTIVE LAWS OF THE STATE OF NEVADA WITHOUT REGARD TO THE CONFLICT OF LAWS RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH LAWS, RULES AND PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)Each of the Parties agrees that, except to the extent that a dispute concerning an agreement between the Parties other than the Merger Agreement (including the

Confidentiality Agreement) is subject to the governing law or exclusive jurisdiction of another jurisdiction pursuant to the terms of such agreement:  (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.5(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE CONNECTED WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS EXPECTED TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY KNOWINGLY AND INTENTIONALLY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, DIRECTLY OR INDIRECTLY, CONNECTED WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (i) NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS SET FORTH IN THIS SECTION 10.5(c).

10.6.Specific Performance.

(a)Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage may be caused for which money damages would not be an adequate remedy.  Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.5(b), in the Chosen Courts without necessity of posting a bond or other form of security.  In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.7.Payment Guarantee by and Representations of Ultimate Parent.

(a)Ultimate Parent hereby irrevocably and unconditionally guarantees the due and punctual payment of all amounts due and payable by Parent and Merger Sub pursuant to Sections 4.1, 4.3 and 7.13 as and when due and payable.  The foregoing notwithstanding, Ultimate Parent may assert as a defense to such payment any defense to any such payment that Parent could assert pursuant to the terms of this Agreement, other than any such defense arising out of, due to or as a result of the Bankruptcy and Equity Exception with respect to Parent or an Affiliate of Parent. Ultimate Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the guarantees and waivers of Ultimate Parent set forth herein are knowingly made in contemplation of such benefits.  The guaranty of Ultimate Parent herein is one of payment, not collection, and a separate action or actions may be brought and prosecuted against Ultimate Parent to enforce such guaranty, irrespective of whether any action is brought against Parent or Merger Sub.  Ultimate Parent expressly and irrevocably waives all suretyship defenses, all defenses on the basis of promptness, diligence, notice of acceptance hereof, presentment, demand for payment, notice of non-performance, default, dishonor, protest and all other notices of any kind, and all defenses which may be available by virtue of any valuation, stay, moratorium or other similar law now or hereafter in effect, and any right to require the marshaling of assets; provided, however, Ultimate Parent expressly reserves any rights of set-off or counterclaims and any other defenses that Parent or Merger Sub may have under the terms of this Agreement.

(b)Ultimate Parent is a corporation duly organized and validly existing under the Laws of the State of Delaware.  Ultimate Parent has all requisite corporate power and authority to execute and deliver and perform its obligations under this Agreement.  The execution and delivery of this Agreement and the performance of Ultimate Parent’s obligations under this Agreement have been duly authorized by all necessary corporate action on the part of Ultimate Parent and no other corporate proceedings on the part of Ultimate Parent are necessary to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered by Ultimate Parent and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Ultimate Parent, enforceable against Ultimate Parent in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exception.  As of the date of this Agreement, Ultimate Parent indirectly beneficially owns 100% of the issued and outstanding capital stock of Parent.  Other than the Governmental Approvals, no expirations of waiting periods are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by Ultimate Parent with, nor are any required to be obtained by Ultimate Parent from, any Governmental Entity, in connection with Ultimate Parent’s execution and delivery of this Agreement and the performance by Ultimate Parent of its obligations under this Agreement, or in connection with the continuing operation of the business of Ultimate Parent and its Subsidiaries following the Effective Time, except as would not prevent, materially delay or materially impair Ultimate Parent’s ability to perform its obligations pursuant to this Agreement. The execution, delivery and performance of this Agreement by Ultimate Parent do not, and the consummation by Ultimate Parent of the transactions contemplated by this Agreement, will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Ultimate Parent or any of its Subsidiaries, or (ii) conflict with or result in a violation of any Law or Order of any Governmental Entity, or by which any property or asset of Ultimate Parent is bound or affected, except in the case of clause (ii) as would not prevent, materially delay or materially impair Ultimate Parent’s ability to perform its obligations under this Agreement.

(c)Except for the express written representations and warranties made by Ultimate Parent in this Agreement, Ultimate Parent does not make any express or implied representation or warranty with respect to itself, any of its Affiliates (other than Parent and Merger Sub) or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement.  Ultimate Parent expressly disclaims any such other representations or warranties, and the Company acknowledges and agrees that none of the Company or its Affiliates or Representatives has relied on or are relying on any representations or warranties regarding Ultimate Parent, other than the express written representations and warranties expressly set forth in this Section 10.7.

10.8.Third-Party Beneficiaries

.  Except, from and after the Effective Time, for the rights of the Indemnified Parties as provided in Section 7.13, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement.

10.9.Non-Recourse

.  Other than in any Proceeding for fraud or intentional or willful misrepresentation, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) in, and who have executed and delivered, this Agreement, and then only with respect to the specific obligations set forth herein with respect to such Party.  No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, legal representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement or the transactions contemplated by this Agreement; provided, however, that nothing in this Section 10.9 shall limit any liability or other obligation of any Party for any breaches by any such Party of the terms and conditions of this Agreement.

10.10.Successors and Assigns

.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns.  Except as may be required to satisfy the obligations contemplated by Section 7.13, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void; provided, however, that Parent may designate any of its Affiliates to be a constituent corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Affiliate of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Affiliate as of the date of such designation.

10.11.Entire Agreement.

(a)This Agreement (including Exhibits), the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such subject matter, except for the AMC Transaction Documents, which shall remain in full force and effect to the extent provided in this Agreement.

(b)In the event of any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter or the Parent Disclosure Letter), the Voting Agreement and the Confidentiality Agreement, on the other hand, the statements in the body of this Agreement shall control.

10.12.Severability

.  The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13.Counterparts; Effectiveness

.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.  A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.  This Agreement shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

RLJ ENTERTAINMENT, INC.

By:	/s/ MIGUEL PENELLA
	Name:	Miguel Penella
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

AMC NETWORKS INC., solely for purposes of Section 10.7

By:	/s/ JOSHUA SAPAN
	Name:	Joshua Sapan
	Title:	President & Chief Executive Officer

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ JOSHUA SAPAN
	Name:	Joshua Sapan
	Title:	President & Chief Executive Officer

RIVER MERGER SUB INC.

By:	/s/ JOSHUA SAPAN
	Name:	Joshua Sapan
	Title:	President & Chief Executive Officer

[Signature Page to Merger Agreement]